UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Dated: April 4, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement entitled “2018 Annual Report”
99.2	Announcement entitled “Notice of Annual General Meeting”
99.3	Announcement entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-Election of Directors”
99.4	Announcement entitled “Form of proxy for the Annual General Meeting to be held on 23 May 2019”
99.5	Announcement entitled “Notification Letter and Request Form For Non-Registered Holders”

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2018, the Group owned net proved reserves of approximately 4.96 billion BOE, and its average daily net production was 1,301,438 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had total assets of approximately RMB678.8 billion.

Content

2	Financial Summary
3	Operating Summary
6	Chairman’s Statement
8	Business Overview
8	Overview
10	Exploration
11	Engineering Construction, Development and Production
13	Regional Overview
16	Sales and Marketing
17	Research and Development
17	Risk Management and Internal Control System
18	Risk Factors
23	Health, Safety and Environmental Protection
24	Corporate Citizen
24	Human Resources
27	Corporate Governance Report
46	Directors and Senior Management
53	Report of the Directors
62	Management’s Discussion and Analysis
66	Independent Auditors’ Report
70	Consolidated Statement of Profit or Loss and Other Comprehensive Income
71	Consolidated Statement of Financial Position
72	Consolidated Statement of Changes in Equity
73	Consolidated Statement of Cash Flows
74	Notes to Consolidated Financial Statements
127	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
140	Notice of Annual General Meeting
146	Glossary
147	Company Information

Financial Summary

(All amounts expressed in millions of RMB)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)

Year ended 31 December

	2014	2015	2016	2017	2018

Total revenues	274,634	171,437	146,490	186,390	226,963
Total expenses	(193,719)	(153,981)	(148,902)	(149,340)	(146,724)
(Finance costs)/interest income, net	(3,701)	(5,245)	(5,345)	(4,391)	(4,241)
Share of profits/(losses) of
associates and a joint venture	1,006	1,903	(76)	855	(5,187)
Investment income	2,684	2,398	2,774	2,409	3,685
Profit/(loss) before tax	82,513	17,130	(5,275)	36,357	75,177
Income tax (expense)/credit	(22,314)	3,116	5,912	(11,680)	(22,489)
Profit for the year	60,199	20,246	637	24,677	52,688

Consolidated Statement of Financial Position (Audited)

As at 31 December

	2014	2015	2016	2017	2018

Current assets	140,708	140,211	122,045	138,838	190,082
Property, plant and equipment	463,222	454,141	432,465	395,868	407,337
Investments in associates and
a joint venture	25,250	28,413	29,995	29,146	24,701
Intangible assets	16,491	16,423	16,644	15,070	15,717
Total assets	662,859	664,362	637,681	617,219	678,779
Current liabilities	(103,498)	(84,380)	(67,090)	(61,412)	(70,242)
Non-current liabilities	(179,751)	(193,941)	(188,220)	(175,832)	(191,172)
Total liabilities	(283,249)	(278,321)	(255,310)	(237,244)	(261,414)
Equity	379,610	386,041	382,371	379,975	417,365

Operating Summary

Year ended 31 December

	2014	2015	2016	2017		2018
Production
Net production of crude and liquids (barrels/day)
China	626,791	761,019	739,378	706,955		705,366
Bohai	403,927	477,904	455,002	433,591		433,325
Western South China Sea	80,493	89,958	98,351	96,543		109,381
Eastern South China Sea	141,166	190,525	182,848	173,192		159,312
East China Sea	1,206	2,632	3,177	3,629		3,347
Overseas	305,345	338,440	321,131	335,887		317,224
Asia (excluding China)	37,237	45,640	48,577	57,395		59,240
Oceania	4,297	3,350	4,278	3,691		4,251
Africa	76,838	83,677	80,297	73,625		59,844
North America (excluding Canada)	49,814	54,692	48,078	46,785		53,120
Canada	48,183	46,712	40,304	57,711		64,026
Europe	87,918	103,258	98,672	95,750		73,678
South America	1,058	1,110	926	929		3,066
Subtotal	932,137	1,099,459	1,060,509	1,042,842		1,022,589
Net production of natural gas (mmcf/day)
China	643.3	731.9	648.7	721.4	*	825.0
Bohai	137.9	136.9	134.3	149.3		165.0
Western South China Sea	341.7	314.3	273.9	273.5		265.2
Eastern South China Sea	136.8	234.9	185.9	238.2		345.4
East China Sea	26.8	45.8	54.6	56.3		49.4
Overseas	546.6	482.1	472.5	432.8		453.9
Asia (excluding China)	154.4	140.0	150.2	141.4		164.2
Oceania	111.2	93.5	111.4	96.5		111.1
North America (excluding Canada)	112.7	134.6	127.3	130.3		126.4
Canada	117.5	68.4	48.9	38.7		34.5
Europe	50.7	45.5	34.8	25.8		17.6
Subtotal	1,189.9	1,214.0	1,121.2	1,154.2		1,278.9
Total net production (BOE/day)
China	735,533	884,346	848,322	827,941	*	845,171	*
Bohai	426,913	500,719	477,380	458,473		460,822
Western South China Sea	138,972	143,676	144,835	142,870		154,248
Eastern South China SeaEast	163,970	229,679	213,835	212,895		216,877
East China Sea	5,678	10,271	12,273	13,016		11,580
Overseas	401,804	423,319	405,320	412,832		398,187
Asia (excluding China)	65,280	70,987	75,780	82,958		88,662
Oceania	26,092	21,673	26,107	22,598		26,036
Africa	76,838	83,677	80,297	73,625		59,844
North America (excluding Canada)	68,396	76,915	69,290	68,507		74,184
Canada	67,770	58,115	48,448	64,167		69,783
Europe	96,370	110,842	104,473	100,046		76,615
South America	1,058	1,110	926	929		3,066
Total	1,137,337	1,307,664	1,253,643	1,240,773		1,243,357
Net production in equity method investees
Crude and liquids (barrels/day)	23,510	24,588	22,592	22,144		28,159
Natural gas (mmcf/day)	140.2	149.6	155.0	146.4		173.7
Subtotal (BOE/day)	47,640	50,357	49,280	47,355		58,080
Total (BOE/day)	1,184,977	1,358,022	1,302,922	1,288,128		1,301,438

	2014	2015	2016	2017	2018
Reserves at year end** Net proved crude and liquids reserves (million barrels)
China	1,691.6	1,430.6	1,445.7	1,627.3	1,783.2
Bohai	1,111.7	908.3	903.8	1,050.4	1,104.1
Western South China Sea	210.0	149.3	168.3	196.5	223.0
Eastern South China Sea	351.9	357.0	363.1	371.9	448.6
East China Sea	18.0	16.1	10.6	8.5	7.5
Overseas***	1,348.2	1,399.6	870.2	1,571.9	1,515.1
Asia (excluding China)	47.4	59.8	77.3	69.9	54.1
Oceania	16.6	14.5	12.0	10.7	8.8
Africa	142.5	166.6	138.0	136.9	113.7
North America (excluding Canada)	209.3	239.5	260.3	282.1	263.4
Canada	781.4	815.3	300.5	904.3	884.4
Europe	149.1	102.3	80.6	88.4	111.2
South America	1.8	1.6	1.5	79.7	79.5
Subtotal	3,039.8	2,830.2	2,315.9	3,199.3	3,298.3
Net proved natural gas reserves (bcf)
China	4,756.8	5,354.6	5,843.7	5,910.7	6,107.8
Bohai	480.8	381.4	278.7	305.7	753.4
Western South China Sea	2,318.1	3,132.6	3,896.8	3,880.1	3,715.6
Eastern China Sea	1,029.6	951.6	854.9	970.5	903.7
East China Sea	928.3	889.0	813.3	754.4	735.1
Overseas	1,974.0	1,638.3	1,642.4	1,632.6	1,519.0
Asia (excluding China)	861.2	845.8	952.4	885.0	841.6
Oceania	455.7	389.2	333.5	297.2	279.5
North America (excluding Canada)	403.9	275.2	349.6	421.5	390.9
Canada	233.0	119.3	–	24.2	0.2
Europe	20.2	8.8	6.9	4.8	6.7
Subtotal	6,730.8	6,992.9	7,486.1	7,543.3	7,626.8
Total net proved reserves (million BOE)
China	2,486.8	2,324.3	2,420.7	2,613.3	2,804.6
Bohai	1,191.8	971.8	950.2	1,101.4	1,229.7
Western South China Sea	598.7	672.6	818.8	844.1	845.8
Eastern South China Sea	523.5	515.6	505.5	533.7	599.2
East China Sea	172.7	164.2	146.2	134.2	130.0
Overseas	1,698.3	1,691.7	1,162.7	1,860.8	1,785.4
Asia (excluding China)	199.4	208.9	245.0	225.4	203.3
Oceania	106.0	90.8	77.4	69.0	63.6
Africa	142.5	166.6	138.0	136.9	113.7
North America (excluding Canada)	275.9	284.8	318.6	352.3	328.6
Canada	820.2	835.2	300.5	908.3	884.4
Europe	152.5	103.8	81.8	89.2	112.3
South America	1.8	1.6	1.5	79.7	79.5
Total	4,185.0	4,016.0	3,583.4	4,474.1	4,590.0
Net proved reserves in equity method investees
Crude and liquids (million barrels)	200.4	200.1	195.3	244.8	258.1
Natural gas (bcf)	537.3	576.9	574.0	706.8	661.5
Subtotal (million BOE)	293.0	299.5	294.2	366.7	372.2
Total**	4,478.0	4,315.5	3,877.6	4,840.8	4,962.1

	2014	2015	2016	2017	2018
Others
Reserve life (years)	10.1	8.4	7.8	9.9	10.1
Reserve life (years) (including
equity method investees)	10.4	8.7	8.1	10.3	10.5
Reserve replacement ratio (%)	111	65	6	297	126
Reserve replacement ratio (%,
including equity method investees)	112	67	8	305	126
Average realized price
Crude oil (US$/barrel)	96.04	51.27	41.40	52.65	67.22
Natural gas (US$/mcf)	6.44	6.39	5.46	5.84	6.41

*	Includes other production from onshore China, which was approximately 688 BOE/day in 2017 and 1,644 BOE/day in 2018, respectively.

**	Approximately 52%, 62%, 60%, 65% and 69%, respectively, of our net proved reserve estimates in 2014, 2015, 2016, 2017 and 2018 were made by the Company’s internal evaluation staff and the remaining were made by the independent third party consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

***	Includes 749.9 million barrels of synthetic oil and 31.4 million barrels of bitumen in 2014; 815.3 million barrels of synthetic oil in 2015; 300.5 million barrels of synthetic oil in 2016; 785.9 million barrels of synthetic oil and 118.4 million barrels of bitumen in 2017; 796.3 million barrels of synthetic oil and 88.1 million barrels of bitumen in 2018.

Chairman’s Statement

Yang Hua

Chairman

“Looking ahead, CNOOC Limited will continue to adhere to low- carbon development strategies: vigorously develop our natural gas business and actively explore opportunities of renewable energy such as offshore wind power.

Applying new technologies such as big data, cloud computing, and artificial intelligence to cultivate new kinetic energy will help to break bottlenecks that we have not been able to crack for many years.”

Dear shareholders,

History cruises through magnificent waves, the tide of times surges endlessly. The year of 2018 was an exceptional twelve months for CNOOC Limited, and we are ready to seize key opportunities in 2019.

The global economy faced strong headwinds during 2018, with international oil prices fluctuating and falling sharply after a rebound. However, facing a variety of uncertainties, CNOOC Limited continued to focus on its own development, expanded its oil and gas reserves and production at a steady pace, strengthened its cost control and achieved remarkable results.

The past year for CNOOC Limited was both a period of pioneering and innovative development and a year of growth and prosperity. In 2018, we successfully achieved our production targets, with our net oil and gas production reaching 475 million barrels of oil equivalent (BOE). In terms of exploration, 17 commercial discoveries were made and 17 successful appraisals of oil and gas structures were achieved. In offshore China, multiple high-quality mid- to-large size oil and gas fields, including Bozhong 19-6 and Bozhong 29-6, were successfully appraised. Going forward, Bozhong 19-6 gas field is expected to play an important role in ensuring a clean energy supply in the Bohai Rim Region. In overseas, 12 discoveries in total were made in the Stabroek block in Guyana. CNOOC Limited’s reserve replacement ratio reached 126% and its reserve life improved to 10.5 years in 2018. These further strengthened the Company’s resource foundation for sustainable development in the future.

In 2018, CNOOC Limited’s profitability further enhanced. The Company’s oil and gas sales revenue amounted to RMB185.9 billion, with the net profit reaching RMB52.7 billion. In order to share our remarkable results with our shareholders, the Board of Directors recommended the payment of a final dividend of HK$0.40 (tax inclusive) per share for 2018.

History nurtures those who are determined, progressive, and committed to fight against adversity. China National Offshore Oil Corporation, our parent company, was established and has flourished during the period of China’s Reform and Opening. As a sustainable energy supplier and shareholder value creator, CNOOC Limited inherited the powerful traits of its parent company to forge forward.

It’s our responsibility and inherent dynamics to provide energy for the development of society. It has been our primary goal to expand reserves and production. Our net production jumped from less than 300,000 BOE per day when we were listed in 2001 to approximately 1.3 million BOE per day in 2018. Net proved reserves increased from 1.8 billion BOE to 4.96 billion BOE and total assets increased from RMB44.3 billion to RMB678.8 billion. The Company’s scope of operation and scale of assets also expanded steadily, and our overall strength resulted in healthy growth across the oil price cycles.

The rapid pace of our growth over the years has won numerous acclaims. We will, however, continue to ensure that the increase in production volume would not affect our pursuit of high quality development. As a daring and pioneering Company, CNOOC Limited launched the “Year of Quality and Efficiency” program in early 2014, which focuses on cost control through technological and management innovation. Five years later, with the support of all the employees, our efforts from the programme have yielded positive results. In 2018, we achieved cost reduction for the fifth consecutive year, with all-in cost of US$30.39 per BOE. Looking forward, we are confident and ready to take on bigger challenges. We will continue to promote the long-term mechanism of quality and efficiency enhancement, strengthen our core competitiveness, and facilitate the collaborative and simultaneous promotion of quality and scale to accomplish synergetic development.

“High Quality Development”, “Winning the Blue Sky Defense Battle” and “Stabilizing Bohai’s Production at 30 million tons for Another Decade”, etc. are just some popular slogans in 2018 of the Company you may have aware. We are committed to defining our own future and embarking on the road to success through continuous hard work. In order to accomplish its core missions, CNOOC Limited will continue to explore mid-to-large size oil and gas fields and make efforts on both oil and gas exploration, aiming at making bigger and more discoveries in China and overseas. We will also adhere to green and low-carbon concepts to ensure the development of new oil and gas fields, deepen our reforms and innovation and continue to improve our operation efficiency.

We used to be proud of being an offshore “special economic zone”. Today, we are at a critical moment as we are facing more challenges when we ascend on our path towards the further development of the Company. We have faced many challenges during the course of our development over the past three decades and we have dealt with them by maintaining high quality development and resolving problems with effective reforms. We will continue to do so in the future.

Looking ahead, CNOOC Limited will continue to adhere to low-carbon development strategies: vigorously develop our natural gas business and actively explore opportunities of renewable energy such as offshore wind power. This is not only a new requirement of the construction of “Beautiful China”, but is also an integral part of CNOOC Limited’s development strategy. As we have entered the digital era, ensuring a successful digital transformation is an important requirement for each and every enterprise. Applying new technologies such as big data, cloud computing, and artificial intelligence to cultivate new kinetic energy will help to break bottlenecks that we have not been able to crack for many years. We will work hard to turn challenges into opportunities and turn every incoming storm into a driving force to propel us forward.

At the same time, CNOOC Limited will always make health, safety and environmental protection its top priority and actively fulfil its social responsibilities. As the scale of production continues to increase, our occupational safety record maintained at a high level while ensuring production safety remains an important part of our corporate culture. Moreover, we have always been a responsible corporate citizen and have endeavoured to giving back to the society with solid actions as demonstrated by our strong presence in many areas, including medical care, marine rescue and marine development. In 2018, CNOOC Limited ranked sixth in Forbes’ Global 2000 list of the World’s Best Employers. It is the only energy company and the only Chinese company among the top 10 entries, reflecting a wide recognition of the Company by our employees and the society.

In 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and Mr. Wang Dongjin was appointed as the Vice Chairman and a Non- executive Director of the Company. On behalf of the Board of Directors, I would like to express my gratitude to Mr. Liu and Mr. Wu for their contributions to the Company’s development during their tenure and welcome Mr. Wang to the Board of Directors.

Only those who are dedicated can go far, and only those who have an inquisitive mind can innovate. When the new dawn emerges from the eastern horizon, CNOOC Limited has already set sail on a new journey, leading the way to overcome difficulties, meet challenges, and chart the brightest passage for the future of the Company.

Yang Hua

Chairman

Hong Kong, 21 March 2019

BUSINESS OVERVIEW

Yuan Guangyu

CEO

OVERVIEW

CNOOC Limited is an upstream company specializing in oil and natural gas exploration, development and production. It is the dominant oil and natural gas producer in offshore China, and in terms of reserves and production, is one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2018, the Company had net proved reserves of approximately 4.96 billion BOE (including approximately 0.37 billion BOE in its equity method investees). In 2018, the Company achieved a total net oil and gas production of 1,301,438 BOE per day (including net oil and gas production of approximately 58,080 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western and Eastern South China Sea, and the East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2018, approximately 56.5% of the Company’s net proved reserves and approximately 64.9% of its net production were derived from offshore China.

In its independent operations, the Company has been adding to its reserves and production mainly through independent exploration and development in offshore China. At the end of 2018, approximately 85% of the Company’s net proved reserves and approximately 78% of its net production in offshore China were derived from independent projects.

In its PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all its rights and obligations in regard to the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of the Company’s total assets. With its diversified portfolio of high-quality assets, the Company is an active participant in a number of world-class oil and gas projects and is regarded as a leading industry player.

Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil, Guyana and various other countries. As of the end of 2018, approximately 43.5% of the Company’s net proved reserves and approximately 34.9% of its net production were derived from overseas.

In 2018, the global economy continued its moderate growth momentum. The U.S. economy remained relatively robust, while slower growth was recorded in the Eurozone and other economies to different extents. The global demand for oil has grown steadily. The international oil price fell deeply after having reached higher grounds but on average, the oil price surged upward extensively during the year. Numerous major geopolitical incidents occurred during the year, imposing great impact on international oil prices.

Under the complex and ever-changing external environment, the Company focused on its own development and adhered to the operating strategies determined at the beginning of the year, which included: steadily increasing the Company’s oil and gas reserve and production levels, reinforcing quality and efficiency enhancement, strengthening innovation and technology-driven philosophy, maintaining prudent financial policy and investment decision-making, and pursuing a green, healthy and environment-friendly development model.

In 2018, the Company achieved its production and business targets despite having faced with a number of challenges. The Company adhered to a value-driven exploration philosophy, targeted mid-to-large sized oil and gas discoveries with enhanced efforts in exploration. 17 new discoveries were made and 17 successful appraisals of oil and gas structures were achieved. Weizhou 6-13 oilfield and Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project in offshore China as well as Stampede oilfield in the U.S. Gulf of Mexico came on stream during the year. The production target was met with a net production of 475.0 million BOE. To ensure its continuing sustainable development, the Company pushed ahead steadily with the construction of new projects. Notwithstanding the pressure of rebounding oil prices and rising costs, all-in cost per BOE decreased for five consecutive years to US$30.39. The Company maintained a healthy financial position with net profit of RMB52.7 billion for the year. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

Looking forward to 2019, the global economy will continue its slow recovery. The movement of international oil prices and the external environment are filled with uncertainties. To this end, the Company remains confident of its prospects. We will further strengthen our operating strategies, which mainly include: steadily increasing oil and gas reserve and production levels, promoting high-quality development, improving core business enhancement with digital transformation, maintaining prudent financial policy and investment decision-making, and pursuing a green, low- carbon and environmentally-friendly development model.

In 2019, the Company’s capital expenditure is anticipated to reach RMB70-80 billion, and our production target is 480-490 million BOE with six new projects to commence production. Our target for the reserve replacement ratio is 120%. Meanwhile, the Company will maintain its high standards of health, safety and environmental protection.

EXPLORATION

In 2018, the Company devoted greater effort in its oil and gas exploration, and amount of its exploration activities reached a record high. Adhering to value-driven and business exploration and anchoring on its exploration and discoveries of mid-to-large sized oil and gas fields, several major discoveries were made. This continuously maintained a good development momentum of oil and gas exploration. Various exploration breakthroughs were achieved in new frontier areas in offshore China, and a strategic core exploration area was gradually formed on both sides of the Atlantic Ocean. Our management capability and technological innovation capability have been further enhanced, and the efficiency of exploration operations has been significantly improved. In addition, the Company continued to maintain a reasonable proportion of exploration investment and a relatively high level of exploration activities so as to ensure mid-to-long term sustainable development. In 2018, the reserve replacement ratio for the Company was 126%, and the reserve life further increased to 10.5 years.

The Company’s major exploration areas as of the end of 2018 are shown in the table below:

	Areas	Major Exploration Areas (Net) (km2)
	Bohai	42,794
	Western South China Sea	72,778
Offshore China	Eastern South China Sea	51,379
	East China Sea	85,141
	Subtotal	252,092
	Asia (excluding China)	5,670
	Africa	8,509
	Oceania	4,114
Overseas	North America	6,925
	South America	8,436
	Europe	6,865
	Subtotal	40,519
Total		292,611

In offshore China, the Company’s exploration activities remained at a high level. A total of 166 exploration wells were drilled, 10 of which were drilled through PSC. A total of 11,534 kilometers of 2D seismic data and 14,653 square kilometers of 3D seismic data were acquired independently and through PSC. The Company made 12 new discoveries and successfully appraised 16 oil and gas structures in offshore China. The success rate for independent exploration wells in offshore China was 53-63%.

In 2018, the Company continued to follow a value-driven exploration strategy in offshore China, resulting in outstanding achievement. Notable achievements include the following:

First, four mid-to-large sized oil and gas fields, namely Bozhong 19-6, Bozhong 29-6, Bozhong 13-1 South and Ledong 10-1, were successfully appraised.

Secondly, exploration breakthroughs were achieved in the South China Sea. The newly discovered Lufeng 12-3 is the largest commercial PSC discovery in recent years, and has the potential to be developed into a mid-sized oilfield. The new discoveries of Enping 10-2 and Enping 15-2 confirmed the exploration potential of the northern belt of Enping Sag, and are expected to be jointly developed with Enping 15-1 to create a mid-sized oilfield.

Thirdly, the rolling exploration in the Bohai and Beibu Gulf areas continue to improve. Proved crude oil geological reserves will contribute to our production capacity in 2019.

Fourthly, progress was made in risk exploration in new areas. The Songnan Baodao Sag in the Qiongdongnan Basin and the Yangjiang Sag in the Pearl River Mouth Basin have opened up new areas for reserve growth.

Overseas, the Company drilled 8 exploration wells, made five new discoveries and successfully appraised one oil and gas structure. Major achievements include the following:

First, five more new discoveries were made in Stabroek block in Guyana. A total of 12 discoveries were made in the block.

Secondly, the Company focused on its overseas strategic planning and obtained three new blocks in Brazil and the UK North Sea, which further optimized its overseas exploration assets.

The Company’s major exploration activities in 2018 are set out in the table below:

	Exploration wells				New Discoveries		Successful Appraisal wells		Seismic Data
	Independent		PSC						2D (km)		3D (km)[2]
Offshore China	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Bohai	22	58	0	1	6	0	48	0	0	0	776	0
Eastern South China Sea	20	10	4	4	3	1	4	2	3,744	2,199	5,040	835
Western South China Sea	16	24	1	0	2	0	19	0	3,073	0	7,088	0
East China Sea	4	2	0	0	0	0	0	0	2,518	0	914	0
Subtotal	62	94	5	5	11	1	71	2	9,335	2,199	13,818	835
Overseas	0	0	6	2	0	5	0	2	0	0	0	0
Total	62	94	11	7	11	6	71	4	9,335	2,199	13,818	835

In 2019, the Company will continue to follow a value-driven exploration philosophy and target mid-to-large size oil and gas discoveries in offshore China. It will make efforts on both oil and gas exploration and strengthen gas exploration activities. It will strengthen exploration in new area and frontier area and adhere to optimal exploration investment to support sustainable development of the Company. Overseas, the Company will also develop proactive planning to accelerate the progress of the existing projects, promptly acquire high-quality new projects and continuously expand the scope of exploration.

Engineering Construction, Development and Production

In 2018, the Company successfully met its operational targets, with oil and gas production in line with expectations. The Company carefully organized its operational resources and made smooth progress in engineering construction. More than 20 projects were under construction throughout the year.

In 2018, the Company’s net oil and gas production reached 475.0 million BOE, representing a slight increase year-on- year, fulfilling the production target set at the beginning of the year. Weizhou 6-13 oilfield and Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project in offshore China as well as Stampede oilfield in the U.S. Gulf of Mexico came on stream during the year.

“Looking forward to 2019, the Company remains confident of its prospects. We will further strengthen our operating strategies, which mainly include: steadily increasing oil and gas reserve and production levels, promoting high-quality development, improving core business enhancement with digital transformation, maintaining prudent financial policy and investment decision-making, and pursuing a green, low-carbon and environmentally-friendly development model."

In 2018 , the Company’s development and production were driven by intensive and streamline management with emphasis on cost savings and efficiency enhancement, technology-driven strategy and sustainable development. Achievements mainly include:

First, we ensured base production level and laid a solid foundation for production profile of existing oilfields through refined management.

Secondly, we strictly controlled costs, encouraged conservation and improved efficiency, and all-in cost per BOE decreased for five consecutive years.

Thirdly, we coordinated and adjusted the workload of infill drillings, which reached to a record high.

Fourthly, we devoted great efforts in promoting the “Year of Water Injection” program of Bohai oilfield in order to further tap the potential of producing oilfields.

In 2019, a total of six new projects are expected to commence production, including Bozhong 34-9 oilfield, Caofeidian 11-1/11-6 oilfield comprehensive adjustment project, Wenchang 13-2 oilfield comprehensive adjustment project and Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project in offshore China as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico. Among them, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project and Egina oilfield have commenced production in January 2019.

In addition, the Company will continue to optimize the development plan of producing oil and gas fields to control natural decline and guarantee base production level. Implementation of new development wells will be accelerated to commence production as soon as possible. It will also continue to optimize the infill drilling program to ensure the record high workload be achieved. Meanwhile, the Company will pursue technological innovation in its production measures to achieve great stimulation effects.

REGIONAL OVERVIEW

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. The operational area in Bohai is mainly shallow water with a depth of 10 to 30 meters. As of the end of 2018, the reserve and daily production volume in Bohai were 1,229.7 million BOE and 460,822 BOE/day, respectively, representing approximately 24.8% of the Company’s total reserves and 35.4% of its daily production.

With rich oil and gas resources, Bohai is one of the Company’s primary areas for exploration and development. In 2018, the Company made six successful discoveries in Bohai, namely Luda 10-6, Luda 4-3, Luda 6-2 South, Bozhong 13-2, Longkou 19-1 North and Kenli 5-1. The Company also successfully appraised five oil and gas structures, including Bozhong 19-6, Bozhong 29-6, Bozhong 13-1 South, Kenli 4-1 and Longkou 7-6. Material progress has been made in the appraisal of Bozhong 19-6 gas field, proving that Bozhong 19-6 is a large gas field with proved in-place volume of condensate more than 100 million cubic meters and nature gas more than 100 billion cubic meters. Bozhong 29-6 oilfield is expected to become a hundred-million-ton class oilfield. These new discoveries and successful appraisals further demonstrated Bohai’s potential as the core region for the Company.

For development and production, the Company launched a major technology campaign in 2018 to ensure stable production of Bohai oilfield of 30 million tons for another 10 years. Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project commenced production during the year. Bozhong 34-9 oilfield and Caofeidian 11-1/11-6 oilfields comprehensive adjustment project are expected to come on stream in 2019. More new projects in Bohai are under construction, which will strongly support the Company’s future production growth.

Western South China Sea

Western South China Sea is one of the Company’s important natural gas production areas. Currently, the typical water depth of the Company’s operational area in the region ranges from 40 to 120 meters. As of the end of 2018, the reserves and daily production volume in Western South China Sea reached 845.8 million BOE and 154,248 BOE/ day, respectively, representing approximately 17.0% of the Company’s total reserves and 11.9% of its daily production.

In 2018, the Company made two successful discoveries in Western South China Sea, namely Wushi 23-5 North and Weizhou 10-3 East. The discovery in Wushi 23-5 North has expanded new formations and will boost the development of Wushi oilfields. The Company also achieved six successful appraisals, namely Ledong 10-1, Weizhou 11-2 East, Wushi 16-1, Weizhou 11-12, Wushi 16-1 West and Wenchang 19-9. The successful appraisal of Ledong 10-1 obtained significant progress in the high temperature and ultra-high pressure sector, making Ledong area the new battlefield of continuous reserves expansion.

For development and production, Weizhou 6-13 oilfield commenced production during the year. In addition, Wenchang 13-2 oilfield comprehensive adjustment project is expected to start production in 2019.

In 2018, Lingshui 17-2, the first independent deepwater gas field in offshore China, entered the construction stage, which will promote the development of deepwater natural gas resources in South China Sea and become an important growth point for the Company’s natural gas production in the future.

Eastern South China Sea

Eastern South China Sea is the Company’s another important crude oil and natural gas producing area. Currently, the typical water depth of the Company’s operational area in the region ranges from 100 to 1,500 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2018, reserves and daily production volume in Eastern South China Sea reached 599.2 million BOE and 216,877 BOE/day, respectively, representing 12.1% of the Company’s total reserves and 16.7% of its daily production.

In 2018, new discoveries of Lufeng 12-3, Enping 10-2, Enping 15-2 and Enping 20-4 were made in Pearl River Mouth Basin. Lufeng 12-3 oilfield has been the largest commercial PSC discovery in recent years and is expected to be developed to a mid-sized oilfield. The discoveries of Enping 10-2 and Enping 15-2 proved the exploration potential of the northern belt of Enping Sag and are expected to be jointly developed with Enping 15-1 to a mid-sized oilfield. Furthermore, five oil and gas structures, namely Lufeng 14-8, Lufeng 14-4, Lufeng 22-1, Enping 18-1 and Xijiang 34-3, were successfully appraised.

For development and production, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project commenced production in January 2019. New projects such as Liuhua 16-2/20-2 oilfield joint development are currently under construction.

East China Sea

The typical water depth of the Company’s operational area in the East China Sea region is approximately 90 meters. As of the end of 2018, reserves and daily production volume in the region represented 2.6% and 1.0% of the Company’s total reserves and daily production, respectively.

In 2018, the Company continued with the regional development of certain gas fields in the East China Sea, which would help the Company optimize the energy structure, target on both oil and gas exploration, devote more effort in natural gas development and achieve “stable oil production and increased gas production”.

Others

The Company responded to the global trend of low carbon development of energy industry. Taking advantage of offshore operation strength, the Company has actively explored the opportunities of renewable clean energy development. In January 2019, the Company participated in an offshore wind power project in Jiangsu province.

OVERSEAS

Asia (excluding China)

Asia (excluding China) was the first overseas region entered into by the Company, and it has become one of the major overseas oil and gas producing areas of the Company. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2018, reserves and daily production volume derived from Asia (excluding China) reached 203.3 million BOE and 88,662 BOE/day, respectively, representing 4.1% of the Company’s total reserves and 6.8% of its daily production.

Indonesia

At the end of 2018, the Company’s asset portfolio in Indonesia comprises mainly two development and producing blocks, namely Madura Strait and Tangguh. Among these, the Madura Strait PSC was a joint operation block, in which the production of BD gas field maintained stable, and other gas fields were under appraisal and construction.

The Company owns an interest of approximately 13.90% in the Tangguh LNG Project in Indonesia. In 2018, production volume of Phase I of the Project remained stable with a daily net production of approximately 22,000 BOE/day. Currently, construction of the third LNG train of Phase II is in progress as planned, and is expected to reach completion and commence production in 2020.

In 2018, the Company has withdrawn from the Southeast Sumatra block due to the expiration of the contract. The working interest in Malacca PSC was transferred and is pending for government approval and settlement.

Iraq

The Company holds a 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the oilfields’ lead contractor.

In 2018, the Company continuously drilled development wells and devoted more efforts in production enhancement measures of Missian oilfields, resulting in a steady increase in daily net production of the project to approximately 49,000 barrels per day. The investment of the project over the past years was fully recovered and the Company started to recover foregone remuneration. The gross production target of 250,000 barrels per day was achieved as of the end of 2018.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2018, reserves and daily production volume derived from Oceania reached 63.6 million BOE and 26,034 BOE/ day, respectively, representing approximately 1.3% of the Company’s total reserves and 2.0% of its daily production.

Australia

The Company owns a 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2018, the North West Shelf LNG Project maintained stable production and achieved favorable economic returns.

Other Regions in Oceania

The Company owns interests in three blocks which are still under exploration in Papua New Guinea.

Africa

Africa is a relatively large oil and gas reserve and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2018, reserves and daily production volume in Africa reached 113.7 million BOE and 59,844 BOE/day, respectively, representing approximately 2.3% of the Company’s total reserves and 4.6% of its daily production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. The OML130 block is a deepwater project comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2018, the Akpo oilfield maintained stable production, with daily net production reaching approximately 46,000 barrels per day. The Egina oilfield commenced production in January 2019 and its production increased steadily. In 2018, the Preowei oilfield development plan was completed and submitted to the government for approval.

The Company also holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL 223 and OML 139 PSC respectively. In 2018, the daily net production of Usan oilfield was approximately 13,000 BOE/day.

We will continue to further integrate the OML130, OML 138, OML 139 and OPL 223 projects to establish an oil and gas production base in west Africa centered in Nigeria.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at the Lake Albert Basin, one of the most promising basins for oil and gas resources in onshore Africa.

In 2018, the front end engineering design (FEED) for drilling in EA 3A block was fully completed. The tender process and tender evaluation process for engineering procurement and construction (EPC) firms was basically completed as well. The Phase II of FEED was completed in EA 1 and EA 2 blocks. The Company was actively initiating the negotiation for crude oil pipeline for the project.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company owns interests in several blocks in Senegal, Republic of the Congo, Algeria and the Gabonese Republic.

North America

North America has become the Company’s largest overseas reserves and production region. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as shares in MEG Energy Corporation in Canada. As of the end of 2018, the Company’s reserves and daily production volume in North America reached 1,213.0 million BOE and 143,967 BOE/ day, respectively, representing 24.4% of the Company’s total reserves and 11.1% of its daily production.

The U.S.

Currently, the Company owns interests in two onshore shale oil and gas projects in the U.S. and two offshore deepwater development projects in the Gulf of Mexico.

The onshore shale oil and gas projects are Eagle Ford and Niobrara. CNOOC holds 27% and 12% interests in the two projects respectively. In 2018, the daily net production of the Eagle Ford project remained stable, which was approximately 54,000 BOE/day.

The Company owns interests in two major deepwater development projects, Stampede and Appomattox, and numbers of other exploration blocks in the Gulf of Mexico. Among these, Stampede commenced production in February 2018. Appomattox is currently undergoing pipeline installation and offshore test and is expected to commence production in the second half of 2019.

Canada

Canada is one of the world’s richest places of oil sands resources, and participation in the country’s oil sands development will make a major contribution to the Company’s sustainable growth. The Company owns a 100% working interest in Long Lake oil sands project, as well as three other oil sands projects in the Athabasca region of north eastern Alberta. In 2018, the daily net production of Long Lake project ramped up to approximately 42,000 BOE/day.

The Company holds a 7.23% interest in the Syncrude project and its daily net production in 2018 was approximately 17,000 BOE/day. The Company also holds a 25% interest in the Hangingstone oil sands project and non-operating interests in several other exploration and development leases.

The Company holds a 100% interest in two exploration blocks in offshore Newfoundland.

In 2018, the Company made the final investment decision on the Long Lake Southwest (LLSW) oil sands project and the KIA production resumption project. Both projects are expected to commence production in 2020.

In addition, the Company holds approximately 12.39% of shares in MEG Energy Corporation, a company listed on the Toronto Stock Exchange.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. Phase III of the natural gas project in 2C block yielded stable production and achieved favorable economic returns. The Company also owns a 100% exploration interest in the deepwater exploration block 1 and block 4 of the CINTURON PLEGADO PERDIDO in Mexico respectively.

South America

In South America, the Company holds a 50% interest in BC ENERGY INVESTMENTS CORP. (“BC”) and a 10% interest in the PSC for the Libra oilfield in Brazil. The Company’s 50% interest in BC is accounted for by equity methods. As of the end of 2018, the Company’s reserves and daily production volume derived from South America reached 450.3 million BOE and 59,640 BOE/day, respectively, representing approximately 9.1% of the Company’s total reserves and 4.6% of its daily production.

Argentina

The Company holds a 50% interest in BC which it makes joint management decisions. BC holds a 50% interest in Pan American Energy Group (“PAEG”) in Argentina.

In 2018, the Company strived to enhance its operating efficiency, optimize operating plans and create innovative development plans. Daily net production for BC averaged approximately 57,000 BOE/day.

Brazil

The Company holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 square kilometers and a water depth of approximately 2,000 meters.

The Mero oilfield in the northwest area includes 4 production units of Mero 1, Mero 2, Mero 3 and Mero 4. The daily net production of the extended well trial project in Mero 2 and Mero 3 in 2018 reached approximately 2,200 BOE/ day. As for development, the operator Petróleo Brasileiro S.A. (“Petrobras”) has submitted an overall development proposal for the Libra project southwest block to the Brazil government on behalf of its partners, and entered into a joint development agreement on cross boundary structures outside the contract blocks.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project to seek new drivers for production growth.

The Company also holds a 100% interest in the 592 block in offshore Brazil and a 20% interest in the ACF Oeste block. Additionally, a 30% interest in the Pau Brasil block was obtained by the Company in 2018.

Guyana

The Company holds a 25% interest in the Stabroek block in offshore Guyana. In 2018, the Liza oilfield Phase I construction was in good progress and is expected to commence production in 2020. The Field Development Proposal (FDP) design of Liza oilfield Phase II was finished and pending for government approval. The final investment decision is planned to be made in 2019.

In 2018, the Liza reservoir in the block was further successfully appraised. Five new successful discoveries, including Ranger, Pacora, Longtail, Hammerhead and Pluma, were made, which has further expanded the scale of reserve.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in oil and gas fields such as Buzzard and Golden Eagle in the U.K. North Sea. As of the end of 2018, the Company’s reserves and daily production volume derived from Europe reached 112.3 million BOE and 76,615 BOE/day, respectively, representing approximately 2.3% of the Company’s total reserves and 5.9% of its daily production.

United Kingdom

The Company’s asset portfolio in the North Sea includes projects under production, development and exploration, mainly comprising: 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield. These make the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas development areas, with key projects such as Buzzard and Golden Eagle contributing substantially to the Company’s production. In 2018, the Buzzard oilfield’s daily net production reached approximately 50,000 BOE/ day. As for development, the final investment decision on Buzzard oilfield Phase II was made in 2018 and the oilfield is expected to commence production in 2020.

Furthermore, the Company holds interests in three blocks in the United Kingdom, and has obtained a 30% interest in the P2414 block and P2415 block in West of Shetland Basin in 2018.

Other Regions in Europe

The Company holds a 50% interest in the FEL 3/18 block, a 80% interest in LO 16/23 block and exploration interests in other five blocks in offshore Ireland.

SALES AND MARKETING

Sales of Crude Oil

The Company sells crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited, its wholly owned subsidiary. The Company sells crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in US dollars, customers in China usually paid by Renminbi. The Company currently sells three types of crude oil in China: heavy crude, medium crude and light crude. The benchmark price for crude oil is Brent. The Company’s major customers in China are CNOOC, PetroChina and Sinopec. Crude oil produced overseas is benchmarked at the Brent and WTI prices and sold on international markets.

In 2018, as a result of the increase in international oil prices, the Company’s realized oil prices picked up. The Company’s average realized oil price was US$67.22/barrel, representing a year-on-year increase of 27.7%.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by negotiation with customers. Its natural gas sales agreements are generally long-term contracts, and their contract terms normally include a price review mechanism. The Company’s natural gas customers are primarily located in the southeastern coast of China and include CNOOC Gas and Power Group, China BlueChemical Ltd, Hong Kong Castle Peak Power Company Limited and others.

Sales of LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts with various customers in the Asia-Pacific region, including Guangdong Dapeng LNG Terminal and Fujian Putian LNG Terminal in China.

The economy in China was stable in 2018 and the supply tension of natural gas was eased. Driven by the clean winter heating and changing fuel from coal to gas policy in northern China, the demand for natural gas continued to grow. Prior to the winter, the upstream gas suppliers have reserved sufficient resources to meet the gas demand in northern China during winter. Based on the market condition, the Company gradually adjusted the sale prices for natural gas in northern China through negotiation. In addition, the production of gas field with higher prices increased. In 2018, the Company’s average realized natural gas price was US$6.41/mcf, representing a 9.8% year-on-year increase.

RESEARCH AND DEVELOPMENT

In 2018, the Company proactively implemented its “innovation-driven” strategy, deepened the reform of the technology system, increased the investment in science and technology research, established major projects, strengthened the fundamental forward-looking technological research, set up platforms for research and strived to ensure reserve and production growth with efficiency enhancement. Our capabilities of innovation continued to be enhanced with the new progress being made in core technological research. The Company also actively promoted its digital transformation, and commenced the research and development in this aspect.

Major Scientific and Technological Project Development

In 2018, the Company focused on core business needs and continued to carry out critical core technology such as development of deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. A number of technological achievements were made, including metamorphic rock reservoir evaluation technology, recovery enhancement technology by controlling injection and production and technologies of accelerating and facilitating medium and deep drilling. These notable developments have provided vital technical support for the sustainable development of the Company.

Development of Major Technological Innovation

The Company’s research and development platform construction project progressed smoothly. The heavy oil fire flooding experimental platform and the offshore multi-source multi-thermal fluid heavy oil thermal recovery experimental platform, with comprehensive simulation experimental capabilities such as simulations for thermal recovery and displacement, effectively support the research of major scientific and technological projects. Major progresses have also been made in “Pre-stack seismic inversion and oil and gas identification driven by rock physics”, “Key technologies and industrial applications of marine complex rock formations and deepwater drilling fluids”, and “Real- time optimization of reservoir production and intelligent control technology and industrial applications”.

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Since its establishment, the Company has treated risk management and internal control as a top priority. The Company recognizes that it is the duty and obligation of its management to establish and maintain a risk management and internal control system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control, on-going monitoring of the risk management and internal control systems of the Company, and making periodic reports to the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO (namely, the “Committee of Sponsoring Organizations of the Tread way Commission”) of the U.S., established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management- Principles and Guidelines”. The Risk Management Committee of the Company shall establish the overall targets and strategies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risks of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as following up and periodically reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitoring and responses will be afforded to all key risks of the Company.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO of the U.S., established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company in order to ensure the timeliness, accuracy and completeness of all information reported.

•	The Board considered that as of 31 December 2018, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its risk management and internal control systems, and maintain a high standard of corporate governance to ensure the Company’s more healthy development.

RISK FACTORS

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for crude oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Oil and gas prices are volatile. A downward trend in oil and gas prices which lasts for a long period, may adversely affect our business, revenue and profits, and may also result in write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Despite the global economy has been recovering, some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes. In addition, our operations and assets may also be subject to potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including the potential for additional or double taxation being imposed on our Company in some circumstances. For example, the Organization for Economic Co-operation and Development (OECD)’s “Base Erosion and Profit Shifting Project” (BEPS Project) was initiated to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace.

Oil and natural gas industry are very competitive.

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, personnel and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and materially and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect on our Company. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

Rising climate change concerns could lead to additional regulatory measures that may result in higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase if there are no proven and reliable gas gathering systems in place. With the coming into force of the Paris Agreement and the continuing growth of public’s awareness of climate change problems, the carbon emission policies of different countries are gradually enacted. The Company will be supervised by relevant agencies and organizations in the future. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO emissions for new and existing projects, we may experience additional costs, and our reputation may be affected.

Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from mergers, acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities, we may also be subject to liabilities if a purchaser fails to fulfil its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environment (“HSSE”) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in environmentally sensitive regions and politically unstable areas, such as the basins in Uganda, Iraq, as well as offshore fields far away from land, especially deep-water fields. Our operations expose us and the areas in which we operate to a number of risks, including potential major process safety incidents, natural disasters, social unrest, health and safety lapses and destruction by third party external forces, such as platform destruction caused by typhoon and sea ice, and oil spills and gas leaks caused by external force damage suffered by submarine pipelines. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage, disruption of business activities, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our licence to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE in different countries where we operate change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of HSSE-related laws and regulations.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient enough to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti- fraud and corporate governance, are constantly changing and strengthening, especially in the United States, United Kingdom, Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible sanctions imposed on CNOOC, which could adversely affect our shareholders.

U.S. government at federal, state or local levels imposes extensive economic sanctions against certain geographical areas and their populations or against designated governments, organizations, individuals and entities wherever located. In 2018, U.S. government fully re- imposed economic sanctions against Iran that were waived or lifted pursuant to the Joint Comprehensive Plan of Action with Iran. Such changes add uncertainty to the interpretation or implementation of U.S. government with respect to current or future activities by CNOOC or its affiliates (if any) in countries or with individuals or entities that are the subject of U.S. primary and secondary sanctions. If there are any sanctions imposed on CNOOC by the U.S. government, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. state and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company and investment in our Company.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2018, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, provided certain drilling services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 58.0% of our proved reserves were undeveloped as of 31 December 2018. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regime in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and challenges from exploration and development. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In the context of an operating environment with more stringent environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damage in assets, violate laws or regulations and result in potential legal liability. These actions could result in increased costs or damage to our reputation.

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the timing and amount of dividend payments, and controls us in various aspects. In addition, under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations (except for those relating to administrative functions as a state-owned company) under any new PSCs that it enters into to us, our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be able to arrange insurance coverage for all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in North America.

Transportation and export infrastructure in North America is limited, and without the construction of new transportation and export infrastructure, our oil and natural gas production capacity may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other markets, which could materially and adversely affect our financial performance.

First Nation in Canada have claimed aboriginal title and rights to the lands and mineral resources in a substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by the First Nation, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the form of partnerships or in joint ventures in which we may have limited capability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – if any of our key customers reduced their crude oil or natural gas purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, in crude oil sales, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers. In natural gas sales, we adopt measures including signing long-term GSA with take or pay clause so as to minimize the risk of impact on our financial condition.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and reached a consensus on corporate cultures and win-win cooperation. Further, we actively explore new suppliers to ensure adequacy and foster competition of supplies.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The appreciation of the Renminbi against the U.S. dollar may result in double effects, that it may decrease the Company’s revenue in the sales of oil and gas and, decrease our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries.

The audit reports to be included in our annual report filed with the SEC have been prepared by our auditor whose work is not inspected by the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and, as such, it is unlikely for the PCAOB to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures.

Our auditor that issues the audit reports to be included in our annual report filed with the SEC, as a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within China and, without the approval of PRC authorities, the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations, our auditor is not currently inspected by the PCAOB. Therefore, it is unlikely for the PCAOB to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Furthermore, on 7 December 2018, the PCAOB published a list of companies, including us, whose auditors are located in jurisdictions where there are obstacles to the PCAOB inspections. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

HEALTH, SAFETY AND ENvIRONMENTAL PROTECTION (“HSE”)

As always, the Company takes “Safety and environmental protection come first, people oriented and well-equipped facilities” as top priority in its works, which have been regarded as the core values of HSE. The Company constantly improves the systematic management of HSE and promotes the cultivation of safety culture by focusing on “people, execution and intervention” in order to provide a safe working environment for the Company and contractors and establish first class management capability in safe production.

In 2018, the Company further standardized the systematic management of safe production. The Company completed the HSE management system framework with its own characteristics on the basis of summarizing the previous management experience. The Company has selected some affiliated units to carry out the pilot scheme and further improve such management system. With key focus placed on the “implementation of safe production responsibility system for all employees” across the overall work for the year, the requirements of “one enterprise with one standard, one post with one checklist” were effectively performed.

In 2018, the Company further improved the supervising review of its HSE system, improved the effectiveness of the review, strengthened special operations, special processes and special audits during exceptional periods, and improved risk assessment and prevention. The Company also closely monitored key areas such as operation permits, underwater operations, atmospheric storage and hazardous chemicals, strengthened the management and control measures, as well as improved management and control capability.

The Company has further strengthened the building of safety leadership, adhering to the substantial measures, significant identification and appropriate implementation to further promote the cultivation of a safety culture, and promote the continuous improvement of safety management. During the year, the Company issued the “Implementation Opinions on Promoting the Cultivation of Safety Culture”, the Company’s senior executives took the lead in practicing the safety measures and conducted on-site special inspections and safety lectures for the subordinate units during the “Safe Production Month”. Each affiliated unit took the opportunities of “Safe Production Month”, “Quality Month”, “Environment Day” and “Energy Saving Week” and so on to carry out a series of promotional and educational activities to enhance the safety awareness and safety skills of the employees. Thus, a good atmosphere for high quality development of the Company was created.

Overseas, the Company continued to improve the HSE management system, enhanced the supervision and management functions on its overseas business, organized the HSE due diligence investigation before withdrawing from the Indonesia SES oilfield project, conducted safety emergency and security inspection and research on its business in Mexico; and conducted special safety inspection for completion operations in the Misan oilfields in Iraq. At the same time, the Company organized self- inspection work on safe production for its overseas business, and the completion rate of improving various types of safety hazards discovered during the inspection reached 98%.

In 2018, the Company held an eco-environmental protection work conference to map out a clear direction of its eco-environmental protection work, formulate and implement a green development action plan, actively coordinate the classification of main function areas, promote the environmental impact assessment, carry out environmental risk investigation, progressively eliminate hidden dangers as well as improve supervision and inspection. The Company has also fully explored the potential of energy conservation, promoted the implementation of technological improvement projects and developed green factories to continuously enhance energy efficiency.

During 2018, the Company maintained its good performance in safety management and upheld consistently high HSE standards. OSHA (Occupational Safety and Health Administration) statistics for the year are shown below.

Scope	Gross Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workdays Cases	Rate of Lost Workdays Cases	Fatal Cases
Company staff	40	16	0.08	10	0.05	1
Staff of the Company and
direct contractors	111	44	0.08	22	0.04	2

CORPORATE CITIZEN

As a strong advocator of social responsibility and the development of a harmonious relationship between enterprise and society and people and nature, the Company regards its social responsibilities as a fundamental obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company also strives to provide clean and reliable energy to the society and to meet the needs of stakeholders.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

In 2019, the Company will publish on its website the “2018 Environmental, Society and Governance Report”, which will provide a full review of the Company’s corporate social responsibility activities in 2018.

HUMAN RESOURCES

The Company believes that its employees are the driving force for its development and the foundation for the continuous growth of its corporate values. The Company values employees, cares for their needs, strives to create a good working environment, and assists them in their career development. In 2018, CNOOC Limited ranked sixth in Forbes’ Global 2000 list of the World’s Best Employers. It is the only energy company and the only Chinese company among the top 10 entries.

Caring for Employees

CNOOC Limited regards its employees as the most valuable assets and wealth. The Company always adheres to the people-oriented development concept, attaches great importance to the rights and interests of employees, constantly improves various labour systems to creates a good growing environment for employees and helps them grow in a healthy atmosphere. At the same time, the Company also cares about the physical and mental health of its employees, and strives to bring about benefit to the all the staff such that the employees progress along with the Company.

Labour Policy underpinned by Objectivity, Openness and Fairness

The Company complies with the employment principles of diversification and anti-discrimination, and insists on the equal treatment of employees of different races, nationalities, beliefs, genders, age, marital status and those protected by special laws in staff recruitment. The Company strives to cultivate a respectful, open and inclusive corporate culture and cherish the diverse talents of employees by providing fair opportunities in recruitment, promotion, training and career development and so on.

CNOOC Limited adheres to the principle of gender equality in employment by increasing the number of female employees and conducting training and educational activities for female taking up management roles. In addition, the Company also enriches the leisure life of female employees and encourages them to participate in various activities. As of the end of 2018, the Company had a total of 2,846 female employees, representing 16% of the total workforce, of which female employees in mid-level and senior management positions represent 18%.

CNOOC Limited respects the diverse cultures of different countries and their local customs and advocates mutual understanding between employees with different national, geographical and cultural backgrounds. The Company also strives to promote the harmonious and friendly communication and integrated development between local and foreign employees in order to build a vibrant working environment.

All the employment contracts are based on the principles of equality and voluntariness. The Company strictly complies with labor laws and regulations, opposes any form of inhumane treatment, and is in compliance with the regulations regarding salaries, overtime hours and statutory benefits requirements of all its places of operation and prohibits any compulsory labour.

Sufficient Safeguard on Employees’ Rights

In China, the Company strictly complies with the “Labor Law of the People’s Republic of China”, the “Labor Contract Law of the People’s Republic of China” and other policies and regulations which safeguard the legal rights and interests of its employees. Overseas, the Company abides by all relevant laws and regulations and implements the relevant international conventions ratified by the Chinese government to ensure respect for all our employees’ legal rights.

The Company strives to create an open, transparent and fair work environment. In keeping with its “people-oriented” spirit and “staff caring” concept, it places great emphasis on safeguarding the legal rights of staff members.

We offer employees competitive compensation packages, and have established a salary increment and allocation system. The Company’s remuneration system implements multi-level incentive schemes closely associated with employee performance and contribution, particularly for technological experts and frontline staff. A mechanism that links employee incomes with the Company’s profit growth has also been adopted to ensure that our employees can fully benefit from the growth and development of the Company.

A comprehensive and effective social security system has also been built, and many types of social and supplementary insurance are provided to employees on a timely basis. In addition to making contributions for the five basic social insurances (pension, medical, work-related injury, unemployment and maternity), the Company also provides supplementary personal accident insurance, commercial supplementary medical insurance and supplementary medical insurance for children. The Company has also established annuity and housing subsidy programs for employees.

The Company has established labor unions at all levels in accordance with the “Trade Union Law of the People’s Republic of China”, which protect the legitimate rights of the employees, oversee the Company’s performance of duties and obligations, supervise its various business activities related to the interests of the employees, and communicate with the management on behalf of employees. Depending on the actual situation, the Company follows the management systems such as the “Detailed Rules for Management of Labor Contract” which is implemented across the Company. At the same time, it maintains close communication with the legal department and labor unions to jointly protect the legitimate rights of employees.

Overseas, CNOOC Limited comprehensively protects the legitimate rights of foreign employees by strictly complying with the local employment regulations, providing foreign employees with vacations, social insurance and other benefits. The Company also encourages foreign employees to develop together with the Company by creating remuneration adjustment mechanism and incentive mechanism according to the practical situations of the respective localities. Development opportunities such as job exchange, on-the-job training and overseas positions are offered and the Company will provide necessary vocational skills trainings and ability improvement trainings to its foreign employees.

Staff Development

CNOOC has always attached great importance to providing employees with opportunities for self-development. Taking into account the different professional groups employed and their diverse characteristics, the Company has established three teams – management (M series), technology (T series) and skill (W series) – under which employees are provided suitable career development paths. In order to further enhance the core competitiveness of the Company, promote the coordination and development of teams of talent at all levels and comprehensively improve the overall quality and capabilities of the teams of talent, the Company has formulated the “13th Five-Year” talent development plan.

In 2018, the Company completed a total of 57 key training projects, with more than 2,400 attendances and more than 300 course developers and internal lecturers. It also completed training courses for the development of research and production directors, underground operations supervision, QHSE projects and other topics.

Meanwhile, the Company continued to encourage professional skill certifications and further increased the proportion of experienced professionals. In 2018, a total of approximately 2,000 employees received certifications. Currently there are approximately 4,585 employees with titles of senior worker or above, and approximately 963 technicians and senior technicians, respectively accounting for 76% and 16% of the total technical workforce.

Cultivation of International Talents

The Company’s strong focus on cultivating international talents is manifested in its established system of strata training which promotes business integration both inside and outside the Company.

In 2018, the Company followed up and evaluated the implementations of revised overseas human resources management measures. Problems were subsequently analysed and measures were promptly taken to satisfy the different needs of human resources management for overseas business. We continued to implement programs for international talent selection and training by implementing a target-oriented training program of “International Leading and Core Talents”. Meanwhile, the Company also sought cooperation with local and foreign universities on talent cultivation.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2018, the Company was awarded as the “Best Investor Relations Company (China)” and “Asia’s Best CEO (Investor Relations (China))” by Corporate Governance Asia Magazine, “Top 100 Global Energy Leaders” by Thomson Reuters, “2018 China Securities Golden Bauhinia Awards – Best Listed Companies” and “Best CEO of Listed Companies” by Ta Kung Wen Wei Media Group and “Corporate Awards – Platinum” by The Asset. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2018, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2018 below.

KEY CORPORATE GOvERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of eight members, including two Executive Directors, two Non- executive Directors and four Independent Non- executive Directors, as of 31 December 2018.

•	The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 47 to 53 and 148 of this annual report, respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•	The Company holds Board meetings at least four times a year at approximately quarterly intervals. Six Board meetings were held in 2018. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•	There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•	The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

 Attendance of full Board meetings held in 2018

	No. of meetings attended (Four meetings in total)
	by Director	by proxy
Executive Directors
Yuan Guangyu	6	0
Xu Keqiang	6	0
Non-executive Directors
Yang Hua (Chairman)	6	0
Wang Dongjin
(Vice Chairman) (Note 1)	4	0
Liu Jian (Note 2)	3	0
Wu Guangqi (Note 3)	2	0
Independent
Non-executive Directors
Chiu Sung Hong	6	0
Lawrence J. Lau	6	0
Tse Hau Yin, Aloysius	6	0
Kevin G. Lynch	6	0

Note 1:	With effect from 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company, and was appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Note 2:	With effect from 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

Note 3:	With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•	Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•	Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records.

•	Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them in performing their duties to the Company at the Company’s expense.

•	If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•	The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•	One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•	The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non- executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•	The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non- executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board.

A.3	Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•	The Board , as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•	As of 31 December 2018, the Board consisted of eight members: two of them were Executive Directors, two of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their updated roles and functions was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•	The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Mr. Yuan Guangyu has over 30 years of experience in the oil and gas industry and Mr. Xu Keqiang has over 20 years of experience in the oil and gas industry.

•	The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation.

•	The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•	The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•	The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4	& Appointments, re-election and removal &

A.5	Nomination Committee

Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•	The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Kevin G. Lynch) and one Non-executive Director (Mr. Yang Hua), with Mr. Yang Hua serving as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 148 of this annual report.

•	The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•	The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board (including the skills, knowledge and experience), and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•	With respect to nomination for new directors and re-election of directors, the Company follows a considered and transparent nomination policy and the Nomination Committee adheres to such policy for nomination of Directors. The nomination of Directors was made in accordance with the nomination policy and the objective criteria (including gender, age, cultural, educational background and relevant or professional experience, ethnicity, skills, knowledge, etc.), with due regard for the benefits of diversity, as set out under the board diversity policy of the Company. Under the nomination policy for Directors of the Company, the Nomination Committee shall nominate suitable candidates to the Board for it to consider and make recommendations to shareholders for election and re-election of Directors.

•	When nominating a particular candidate for Director, the Nomination Committee will consider (1) integrity and character; (2) the breadth and depth of the management and/ or leadership experience of the candidate; (3) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; (4) the experience or knowledge of the candidate that are relevant to the Company’s business and corporate strategy and in international operations; (5) commitment in respect of available time; (6) diversity including gender, age, cultural, educational background, ethnicity, skills, knowledge, experience, etc; and (7) independence criteria as required under the Listing Rules for candidates for independent non-executive Directors. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•	The Nomination Committee considers the personal profile and credentials of the proposed candidates and may request candidates to provide additional information and documents if it considers necessary, and assesses the proposed candidates or incumbent candidates on criteria set out above. The Nomination Committee may also invite nominations of suitable candidates from Board members (if any) for consideration by the Nomination Committee prior to its meeting. For filling a casual vacancy, the Nomination Committee shall make recommendations for the Board’s consideration and approval. For proposing candidates to stand for election and re-election at a general meeting, the Nomination Committee shall make nominations to the Board for its consideration and recommendation.

•	When nominating an Independent Non- executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re- elected. Mr. Chiu Sung Hong who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 23 May 2019. Mr. Chiu has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Chiu has always contributed objectively in advising the Board and the senior management, expressing objective views, and giving valuable independent guidance to the Company in his capacity as Independent Non-executive Director over the years. He is currently the chairman of the Remuneration Committee and a member of the Audit Committee, and served as a chairman of the independent board committee several times in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Chiu has been continuously demonstrating firm commitments to his role. Mr. Chiu always places great importance on high standards of corporate governance. Due to his legal background and experience, Mr. Chiu is able to provide valuable and useful advices and guidance to the Company in areas such as legal compliance, employment issues, commercial laws and etc.. Mr. Chiu has never been engaged in any executive management of the Group. Mr. Chiu has provided confirmation of their independence according to Rule 3.13 of the Listing Rules. The Board, with the recommendation of the Nomination Committee of the Company, considers that Mr. Chiu remain independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the notice and the circular of the annual general meeting of the Company to be held in 2019 the reasons why the Board still considers Mr. Chiu as independent and shall be re-elected.

•	The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re- election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 44.

•	All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—	Reviewed the structure, size and composition ( including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

—	Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

—	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

—	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•	During the year ended 31 December 2018, Mr. Wang Dongjin was appointed as a Non- executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018, and was appointed as the Vice Chairman of the Company with effect from 5 December 2018. Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company with effect from 16 August 2018. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•	To demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:	With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing the Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and length of service . A l l Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:	Selection of candidates will be based on diversity of perspectives, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. In selecting candidates for Executive Director, the Board will consider knowledge and exposures in the oil and gas industry, leadership and management skills and experience and length of service in the industry. As a result, the Nomination Committee considered that the appointment of Non-executive Director and Vice Chairman (as the case maybe) during the reporting period were appropriate and that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2018

	No. of meetings attended (Three meetings in total)
Directors	by committee member	by proxy
Yang Hua (Chairman)	3	0
Lawrence J. Lau	3	0
Kevin G. Lynch	3	0

A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non- executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

—	All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–	The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged trainings conducted by its external professional advisers on Navigating oil and gas through the energy transition. The trainings covered a broad range of topics including latest trends of Energy demand and industry development. In addition, the Directors read materials prepared by the external advisers of the Company on topics such as case studies on inside information and insider dealing. Directors also attended various e- training launched by the Hong Kong Stock Exchange on topics such as corporate governance update 2018 , appointment of independent non-executive directors, independent non-executive directors’ role, directors’ attendance at meetings and dividend policy, etc.

—	Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles. The Directors provided their regular training records to the Company.

—	In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

•	The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•	During 2018, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committees. All of the Non- executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•	Mr. Yang Hua, Chairman of the Board, together with the Independent Non-executive Directors and Non-executive Directors attended the General Meetings held in 2018 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meetings in 2018:

Directors	No. of meetings attended (One meeting in total)

Executive Directors
Yuan Guangyu	1
Xu Keqiang	1

Non-executive Directors
Yang Hua (Chairman)	1
Wang Dongjin (Vice Chairman) (Note 1)	1
Liu Jian (Note 2)	1
Wu Guangqi (Note 3)	0

Independent Non-executive Directors
Chiu Sung Hong	1
Lawrence J. Lau	1
Tse Hau Yin, Aloysius	1
Kevin G. Lynch	1

Note 1:	With effect from 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company, and was also appointed as the Vice Chairman of the Company. with effect from 5 December 2018.

Note 2:	With effect from 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

Note 3:	With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

•	The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 47 to 53 for the biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•	The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•	For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•	The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to the Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•	The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius), and one Non-executive Director (Mr. Wu Guangqi, who resigned as a member of the Remuneration Committee with effect from 27 April 2018 and Mr. Wang Dougjin was appointed as a member of the Remuneration Committee on the same date), with Mr. Chiu Sung Hong serving as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving salaries, bonuses, share option packages, performance appraisal systems and retirement plans for all Executive Directors and senior management. A list of members of the Remuneration Committee is set out in “Company Information” on page 148 of this annual report.

•	The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining and reviewing the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure consistency with contractual terms, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•	The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package may comprise the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2018, are set out on pages 95 to 97 of this annual report.

No individual Director or any of his/ her associates or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 8 to 9 to the financial statements on pages 95 to 97 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•	The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board and no Directors participated in determining their own remuneration.

•	The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—	Reviewed and approved the remuneration packages of the newly appointed Director and senior management;

—	Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non- executive Directors; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2018

	No. of meetings attended (Two
	meetings in total)
Directors	by committee member	by proxy
Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Wang Dongjin (Note 1)	1	0
Wu Guangqi (Note 2)	1	0

Note 1:	With effect from 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company.

Note 2:	With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going- concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•	Directors also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 63 to 66 for details.

•	If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well- grounded assessments.

•	In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•	The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•	The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 128 to 140).

•	The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 67.

C.2

Risk management and internal control

Principle: “The board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the issuer’s strategic objectives, and ensuring that the issuer establishes and maintains appropriate and effective risk management and internal control systems. The board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the board on the effectiveness of these systems.”

•	The Board acknowledges that it is its responsibilities to ensure that the Company establishes and maintains appropriate and effective risk management and internal control systems and review their effectiveness. Such systems are designed to manage rather than eliminate risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

•	The Board regularly, and at least annually, receives reports from the management of the Company regarding the establishment, review and evaluation of the Company’s strategic, financial, operational and compliance control, risk management and internal control systems. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•	The Audit Committee is delegated by the Board to oversee the risk management and internal control systems and the internal audit function of the Company on an on-going basis (at least annually). For work completed by the Audit Committee on the Company’s risk management and internal control systems, please refer to the section headed “C.3 Audit Committee” below.

•	The Company’s Risk Management Committee is directly managed by the CEO of the Company and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control. The Risk Management Committee is responsible for establishing the risk management and internal control systems, implementing standardized organization, authorization, responsibilities, procedures and methods for the risk management and internal control systems. The Risk Management Committee is also responsible for ongoing monitoring of the risk management and internal control systems of the Company, and makes periodic reports to the Audit Committee and the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as periodically following-up and reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Audit Committee and the Board periodically.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The Company has established procedures for identifying, handling and disseminating inside information in compliance with the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), including the issue of an inside information disclosure policy, the annual review and update (if necessary) of such inside information disclosure guide, pre-clearance on dealing in Company’s securities by Directors and designated members of the management, notification of regular blackout period and securities dealing restrictions to relevant Directors and employees, identification of project by code name and dissemination of information to stated purpose and on a need-to-know base have been implemented by the Company to guard against possible mishandling of inside information within the Group.

•	Whistleblowing policy and system have been established for employees and those who deal with the Company to raise concerns about possible improprieties in any matter relating to the Company.

•	The Company has maintained an open channel to handle and discuss internal reports concerning finance, internal control and fraud to ensure that all reports will receive sufficient attention and any significant internal control weakness or reports will directly reach to the chairman of the Audit Committee.

•	The Company has established a mechanism for remediating internal control deficiency under which the management of each level are assigned with clear responsibilities relating to remediating internal control deficiency in accordance with their respective levels. Those responsibilities are also included in the internal performance indicators of the Company.

•	During the reporting period, the Company’s internal audit function provided independent assurance as to the adequacy and effectiveness of the Company’s risk management and internal control systems. The financial condition, operational control and compliance control of the Company were examined by the internal audit function according to the audit plan approved by the Audit Committee. Different audit areas were assigned according to risk priority. The internal audit function assisted the Board to monitor the effectiveness of the risk management and internal control systems. After completion of an internal audit, analysis, appraisals, recommendations related to the activities inspected were formulated. The internal audit function reported to the Audit Committee and the Board about internal audit findings, internal audit recommendation and the management responses. In addition, the internal audit function maintained a regular dialogue with the Company’s external auditors so that both are aware of the significant factors which may affect their respective scope of work.

•	Reports from external auditors on internal control and relevant financial reporting matters were presented to and reviewed by the Audit Committee.

•	The management reported the above works to the Audit Committee for the purpose of assisting the Audit Committee to review the effectiveness of the risk management and internal control systems.

•	The management evaluated the design and operating effectiveness of the Company’s risk management system and the Company’s internal control over financial reporting for 2018 and did not discover any material weakness from the evaluation. As a result, the Board considered that as of 31 December 2018, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting, risk management and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•	The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 148 of this annual report.

•	The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as the effectiveness of the Company’s risk management and internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the risk management and internal control and financial reporting matters. The Board also assesses the effectiveness of risk management and internal control systems based on the reviews by the Risk Management Committee, senior management, internal audit function and external auditors.

•	The Audit Committee is also responsible for overseeing the operation of the internal control system so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions in financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The Audit Committee is responsible for overseeing and monitoring the risk management and internal control systems of the Company on an ongoing basis and reviewing with our external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material aspects, including strategic, financial, operational and compliance controls. In conducting annual review, the Audit Committee in particular, consider the factors including (a) the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment; (b) the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers; (c) the extent and frequency of communication of monitoring results to the Board and the Audit Committee which enables them to assess the effectiveness of the risk management and internal control systems of the Company; (d) significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; and (e) the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

•	The Audit Committee is also responsible for reviewing the Company’s internal audit function, ensuring co-ordination within the Group and between the Company’s internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts, annual results announcements, unaudited interim accounts and interim results announcements before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the matters including:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes.

—	In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors, have frequent contacts with the external auditors to discuss issues from time to time;

—	On behalf of the Board, conducted a review of the effectiveness of the Company’s risk management and internal control systems for the year ended 31 December 2018. The annual review included works such as:

(i)	review of reports submitted by and discussions with the Risk Management Committee and other senior management concerned regarding major risks identified, changes in the nature and extent of major risks since the last annual review, measures and response plans to manage risks identified, and the ability of the Company to respond to such changes in its business operation, etc.;

(ii)	review on whether the management has established effective risk management and internal control systems pursuant to the Listing Rules as well as under relevant US requirements and to evaluate the scope and quality of the management’s works on the risk management system, internal control system and internal audit;

(iii)	review the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting, financial reporting functions and internal audit functions to ensure that the management had performed its duty;

(iv)	review of the effectiveness of the internal audit function of the Company to ensure coordination within the Group and between the Company’s internal and external auditors and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company;

(v)	consider the major investigation findings on risk management and internal control systems and management’s response to these findings; and

(vi)	make recommendations to the Board and the senior management on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal control.

On the basis of the aforesaid review, the Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness and adequacy of the risk management and internal control systems of the Company;

—	Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—	Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting, risk management and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, risk management and internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—	Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and risk management and internal control systems and made appropriate recommendations where necessary;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 42; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee, and considered and recommended the proposed amendments to the charter and presented to the Board for approval.

•	Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2018

Independent	No. of meetings attended (Four meetings in total)
Non-executive	by committee
Directors	member	by proxy

Tse Hau Yin, Aloysius (Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•	The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions;

(iii)	Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures; and

(iv)	Overall responsibility for the Company’s ESG strategy and reporting, evaluating and determining the Company’s ESG- related risks, and ensuring appropriate and effective ESG risk management and internal control systems are in place.

•	The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non- executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2	& Board Committees &

D.3	Corporate Governance and Functions Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•	The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) for each of the Committees which deals clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•	The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•	The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•	A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•	The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•	The Chairmen of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•	The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•	In 2018, all votes of shareholders at the annual general meeting of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll at the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•	Ms. Wu Xiaonan (who was appointed as the joint company secretary on 19 November 2018) and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Ms. Li Jiewen resigned as the Joint Company Secretary of the Company on 19 November 2018. Their biographies are set out on page 53 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2018, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS

During the year ended 31 December 2018, there was the following change in Directors.

With effect from 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company, and was appointed as the Vice Chairman of the Company with effect from 5 December 2018. With effect from 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company. With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2018.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the abovementioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2018, with the Company’s Code of Ethics and the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013, was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2018. Services provided by the auditors and fees charged by the auditors for the services for the year ended 31 December 2018 are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB50.9 million for the financial year ended 31 December 2017 and RMB51.8 million for the financial year ended 31 December 2018.

Audit-related Fees

The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB4.5 million for the financial year ended 31 December 2017 and RMB6.8 million for the financial year ended 31 December 2018.

Tax Fees

The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB0 for the financial year ended 31 December 2017 and RMB0 for the financial year ended 31 December 2018.

All Other Fees

The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB250,000 for the financial year ended 31 December 2017 and RMB250,000 for the financial year ended 31 December 2018.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2017 and for the financial year ended 31 December 2018.

DIVIDEND DISTRIBUTION POLICY

The payment of any future dividends will be determined by the Board, subject to requirements of applicable laws and the Articles of Association of the Company and shareholders’ approval for all dividends other than interim dividends, based upon, among other things, our future earnings, capital requirements, financial conditions, future prospects and other factors which our Board may consider relevant. Our ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by us from our subsidiaries, associates and joint ventures. Holders of our shares will be entitled to receive such dividends declared by our Board and approved by the shareholders (if necessary) pro rata according to the amounts paid up or credited as paid up on the shares.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

Directors and Senior Management

Executive Directors

1	Yuan Guangyu

2	Xu Keqiang

Non-executive Directors

3	Yang Hua (Chairman)

4	Wang Dongjin (Vice Chairman)

Independent Non-executive Directors

5	Chiu Sung Hong

6	Lawrence J. Lau

7	Tse Hau Yin, Aloysius

8	Kevin G. Lynch

Directors and Senior Management

EXECUTIVE DIRECTORS

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. Since July 2016, Mr. Yuan was appointed as the Vice President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. From 25 April 2013 to 15 June 2016, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch, a subsidiary of the Company. He served as a Director of CNOOC International Limited, a subsidiary of the Company, from 31 July 2009 to 5 May 2017 and as the Chairman of such company from 15 June 2016 to 5 May 2017. Since 31 March 2009, Mr. Yuan served as a Director of CNOOC China Limited, a subsidiary of the Company, and as the General Manager of such company from 15 June 2016 to 21 May 2018, then he was appointed as the Chairman of such company on 21 May 2018. From 15 June 2016 to 18 April 2017, Mr. Yuan served as President of the Company and Mr. Yuan was appointed as an Executive Director of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company with effect from 18 April 2017.

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

NON-EXECUTIVE DIRECTORS

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-executive Director with effect from 18 April 2017.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. In October 2018, Mr. Wang was appointed as President of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 35 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the President of CNOOC. Mr. Liu also served as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. During February 2017 and May 2018, Mr. Liu served as Chairman and Director of CNOOC China Limited, a subsidiary of the Company. Mr. Liu served as the Vice Chairman and a Non-executive Director of the Company from 20 December 2016 to 16 August 2018.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from 1 June 2005 to 15 June 2016. Since June 2005 to August 2018, he served as a Director of CNOOC International Limited and once as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from 15 June 2016. Mr. Wu resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non-executive director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an independent non-executive director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first KwohTing Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited thirteen books, including The China-U.S. Trade War and Future Economic Relations, and published 190 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Subcommittee and Investment Sub-Committee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange, and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Senior Fellow of Massey College, former Chancellor of the University of King’s College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

OTHER MEMBERS OF SENIOR MANAGEMENT

Xie Yuhong

Born in 1961, Mr. Xie is an Executive Vice President and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. From 2016 to 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company. In May 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and the Chief Safety Official of the Company.

Cao Xinjian

Born in 1966, Mr. Cao is an Executive Vice President and the General Manager of CNOOC China Limited Tianjin Branch as well as a professor-level senior economist. Mr. Cao obtained a master degree of Business Administration from the University of Wales in 2003. From 1989 to 1999, Mr. Cao served as a geological delegate of the Contract Area of CNOOC Donghai Company & Caltex and the deputy manager of Exploration Department of CNOOC Donghai Company. From 1999 to 2004, he served as Exploration Manager of Exploration Department, Assistant Manager, Acting Manager and Manager of Human Resources Department of CNOOC China Limited Shanghai Branch. From 2004 to 2006, he served as Deputy Director of the CNOOC Talent Work Leading Group’s Office. From 2006 to 2013 he served as Deputy General Manager of CNOOC China Limited Shanghai Branch. From 2009 to 2013, he also served as Deputy Director of Donghai Petroleum Administration Bureau of CNOOC. From 2013 to 2017, he served as Deputy General Manager and General Manager of Human Resources Department of CNOOC and the Company. From March 2017, he has served as the Director of Bohai Petroleum Administration Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch. From August 2017, he was appointed as an Executive Vice President of the Company. In September 2017, he was appointed as Assistant President of CNOOC.

Xie Weizhi

Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of Management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Treasury Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President & CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, General Auditor & Director of Audit Department CHINALCO. From 2016 to 2017, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

Deng Yunhua

Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute from 1989 to 1999. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Liu Zaisheng

Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From 1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company.

Wu Xiaonan

Born in 1967, Ms. Wu Xiaonan is the General Counsel, the Compliance Officer and Joint Company Secretary of the Company. Ms. Wu is an Enterprise Legal Adviser ( 註冊企業法律顧問) and Certified Senior Enterprise Risk Manager ( 註冊高級企業風險管理師 ). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 19 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of CNOOC and the Company. From June 2002 to February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company and was promoted as the General Manager of the Legal Department of the Company in May 2016. In August 2018, Ms. Wu was appointed as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. In September 2018, Ms. Wu was appointed as the Director of the Legal Support Center of CNOOC. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from 19 November 2018.

JOINT COMPANY SECRETARIES

Wu Xiaonan

Please refer to the biography of Ms. Wu on page 52 for details.

Li Jiewen

Born in 1965, Ms. Li Jiewen was the Joint Company Secretary and the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors). Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 30 years. From 1987 to 1989, Ms. Li was an Assistant Engineer in Nanhai East Oil Corporation of CNOOC. From 1990 to 2003, she worked as the Assistant Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIPChevron-Texaco) Operators Group. From February 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li served as the General Manager of the Controllers Department of the Company from November 2010 to June 2016. Ms. Li also served as the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. From 27 November 2015 to 19 November 2018, Ms. Li Jiewen served as a Joint Company Secretary of the Company.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) since 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue gained The Chartered Governance Professional (CGP) qualification of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries on 30 September 2018. She volunteered on Hong Kong Management Association (HKMA) of Panel of Adjudicators on 2018 HKMA Best Annual Reports Awards. Ms. Tsue was appointed as a Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2018.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 of this annual report for a summary of the assets and liabilities of the Group as at 31 December 2018 and the operating results of the Group for the year then ended.

BUSINESS REVIEW

Overview and Performance of the Year

A review of the business of the Group and analysis of the Group’s performance using financial key performance indicators is provided in the Business Overview and Management’s Discussion and Analysis section on pages 8 to 27 and pages 63 to 66 of this annual report.

Environmental Policies and Performance

During the process of oilfield exploitation, the Company highly values the protection of natural and ecological environment and its comprehensive environmental protection measures ensure the Company to comply with the applicable laws and regulations on environmental protection.

The Company’s environmental protection management system emphasizes the management of the whole process, and we place Environment Impact Assessment (EIA), compliance with set standards or targets on pollutant emissions, control on total discharge amount and reduction on emissions as our priorities. During the pre-feasibility study phase, the environmental risk pre-assessment report will be conducted to identify the environmental sensitive areas for protecting marine ecosystem. During the ODP (Overall Development Plan) stage, it is a necessity to prepare and submit the EIA to the government for approval in advance of a project to be set up. During the construction stage, environmental protection supervision and management are strictly performed and tightened in order to reduce the impact on natural and social environment. During the production stage, pollutant emission monitor program is carried out, which analyzes the scope and extent of impact of the production process on the environment such that relevant environmental protection measures could be adopted. The environmental protection information system covers all information from EIA documents from all levels of the Group, and information in relation to the report, statistics, monitoring and pre-warning system regarding pollutant emissions. The system enables us to achieve information management on environmental related matters.

For the year ended 31 December 2018, the Company has carried out the laws and regulations of the PRC on energy saving and reduction in emission, viewing energy saving and reduction in emission as important works for the transformation of the mode of development and optimization of the industrial structure. We kept on strictly carrying out energy-saving assessment and examination on new oilfield investment projects, ensuring this work can be integrated from the initial stage of projects. We also strengthened the efforts in technical reformation, which is the key to improve energy efficiency and reduce carbon emissions.

Regarding the environmental issues that have material impacts on the Company’s business performance and future development, please refer to the environmental, social and governance report of 2018 prepared by the Company (the “2018 ESG report”) to be available on the Company’s website.

Compliance with Relevant Laws and Regulations

For the year ended 31 December 2018, compliance procedures were in place to ensure adherence to applicable laws, rules and regulations which have significant impact on the Group. The Board and senior management within their respective duties in conjunction with internal and external professional advisors monitored the Group’s policies and practices on compliance with legal and regulatory requirements. Changes in the applicable laws, rules and regulations which have significant impact on the Group (if any) were brought to the attention of relevant employees and relevant operation units from time to time. During the reporting period, various works of the Board and senior management were in compliance with the relevant applicable laws and regulations, the articles of association of the Company, charters of the board committees, internal policies and the relevant provisions of various internal control systems. Decision-making process was legitimate and effective. Directors and senior management performed in a diligent and responsible manner and the resolutions of the general meetings and board meetings were implemented faithfully. Meanwhile, the Company has timely performed its disclosure obligations which were in strict compliance with the requirements of the listing rules or manuals of the Hong Kong Stock Exchange, New York Stock Exchange and Toronto Stock Exchange.

In accordance with the requirements of the laws, regulations and related policies in Hong Kong, PRC and relevant other jurisdictions in which the Group operates, the Group provides and maintains statutory benefits for its staff, including but not limited to pension schemes, mandatory provident fund, basic medical insurance, work injury insurance, etc. Further, the Group has been committed in complying relevant laws and regulations on work and occupational safety of employees of the Group.

Key Relationships with Stakeholders

The support and trust of our stakeholders is integral to the Company’s growth and success. Our stakeholders include shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs), and clients. We place emphasis on communications with our stakeholders and have established an open and transparent communication channel for each category of stakeholders to understand their expectations and requests.

Through specified communication methods, we looked into and sorted out the focuses and concerns of the stakeholders, and responded with corresponding actions and measures. We continued to strengthen the quality and effectiveness of information disclosure, comply with applicable laws and regulations and actively participate in public welfare activities, with the purpose of achieving mutual development and value sharing with our stakeholders. We have also formulated key indicators based on the focuses and concerns of different stakeholders to reflect our management performance on various subject matters. Some of our key indicators include return on equity and payout ratio for shareholders and creditors; employee training frequency, turnover rate and OSHA statistics for employees and employee organizations; data for emissions, use of resources, environment and natural resources and safety environment performance; partners’ feedback and contracts’ execution capability for business partners and service providers; public opinion and corporate image concerned by the public; community evaluations for communities; response rate on enquiries for charities and NGOs; satisfactory reports for clients; etc. Going forward, we will endeavor to improve our current policies, strive to maximize our stakeholders’ value and achieve a mutually beneficial outcome.

For more details on Company’s key relationships with stakeholders, please refer to the 2018 ESG report.

Key Risks and Uncertainties

A description of principal risks and uncertainties that the Group may be facing is provided in the Business Overview on pages 8 to 27 of this annual report.

Prospects

A description of the likely future development in the Company’s future business is provided in the Chairman’s statement on pages 6 to 7 and Business Overview on pages 8 to 27 of this annual report.

Subsequent Event

Please refer to note 38 to the consolidated financial statements for details of the significant events after the reporting period of the Group.

LOANS

Please refer to note 26 to the consolidated financial statements on pages 110 to 112 of this annual report for details of the loans and borrowings of the Group as at 31 December 2018.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 13 to the consolidated financial statements on pages 102 to 103 of this annual report for the movements in property, plant and equipment of the Group for the year ended 31 December 2018.

RESERVES

The distributable reserves of the Company as at 31 December 2018 amounted to RMB151,539 million.

Please refer to the consolidated statement of changes in equity on page 73 and note 39 to the consolidated financial statements on pages 126 to 127 of this annual report for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2018.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars of the Company’s subsidiaries, associates and joint ventures as at 31 December 2018 are set out in notes 15, 16 and 17 to the consolidated financial statements on pages 104 to 107 of this annual report.

DIVIDENDS

An interim dividend of HK$0.30 (tax inclusive) per share was declared on 23 August 2018, and paid to the shareholders of the Company on 16 October 2018.

The Board recommended a payment of a final dividend of HK$0.40 (tax inclusive) per share for the year ended 31 December 2018, payable on 10 July 2019 to all shareholders on the register of members of the Company on 14 June 2019 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 31 to the consolidated financial statements on page 119 of this annual report for details of the retirement benefits of the Group for the year ended 31 December 2018.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2018 represented approximately 16% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 47% of the total purchases of the Group for the year ended 31 December 2018.

Sales to the largest third party customer for the year ended 31 December 2018 represented approximately 7% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 17% of the Group’s total revenue for the year ended 31 December 2018.

For the year ended 31 December 2018, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2018 amounted to RMB23 million.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2018 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

3.	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 15 November 2016 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 6 November 2013, with more details about the pricing principles. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions	Annual caps for 2017 to 2019

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ended 31 December 2019, RMB9,969 million, RMB10,579 million and RMB11,590 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2019, RMB31,670 million, RMB38,289 million and RMB43,745 million, respectively

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2019, RMB12,625 million, RMB14,678 million and RMB16,877 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2019, RMB1,620 million, RMB1,786 million and RMB1,970 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2019, RMB2,880 million, RMB3,120 million and RMB3,360 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its Associates	For the three years ended 31 December 2019, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the three years ended 31 December 2019, RMB263,893 million, RMB314,371 million and RMB437,773 million, respectively

(b)	Long term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2019, RMB25,654 million, RMB33,386 million and RMB43,649 million, respectively

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 1 December 2016, the Company entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), an associate of CNOOC, pursuant to which CNOOC Finance provides a range of financial services as may be required and requested by the Group, for a term of three years from 1 January 2017 to 31 December 2019. Apart from the duration of the Financial Services Framework Agreement, more details about the pricing policy for the depositary services and update of the address and relevant dates, the Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on 20 August 2010 and 27 November 2013) entered into by the Company on 14 October 2008. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements. In August 2018, the Board expected that the existing annual cap for the depositary services under the Financial Services Framework Agreement for its remaining term will not fully satisfy the demands of business of the Group and resolved to revise the annual cap for the depositary services for the period from 23 August 2018 to 31 December 2019.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance shall not exceed RMB19.5 billion for the period from 1 January 2017 to 22 August 2018 and should not exceed RMB23.5 billion for the period from 23 August 2018 to 31 December 2019.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2018:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB10,579 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB38,289 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB14,678 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB1,786 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB3,120 million.

(ii)	The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB314,371 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB33,386 million.

(iv)	The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB19.5 billion for the period from 1 January 2018 to 22 August 2018 and did not exceed RMB23.5 billion for the period from 23 August 2018 to 31 December 2018.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies for the transactions involving the provision of goods or services by the Group as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the applicable caps.

Please also refer to note 30 to the consolidated financial statements on pages 115 to 118 of this annual report for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 28 to the consolidated financial statements on page 113 of this annual report for details of movements in the Company’s total issued shares for the year ended 31 December 2018.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option schemes.

Please refer to the note 28 to the consolidated financial statements on pages 113 to 114 of this annual report for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2018.

During the year ended 31 December 2018, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of the Company’s shares	weighted closing price Company’s average of the shares
Name of category of grantee	As at 1 January 2018	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As at 31 December 2018	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Immediately before the grant date of options HK $ per share	Immediately before the exercise date HK $ per share	At exercise date of options HK$ per share

Executive Director
Yuan Guangyu	1,857,000	—	—	—	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	1,899,000	—	—	—	—	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Non-executive Director
Yang Hua	1,857,000	—	—	—	(1,857,000)	0	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	2,835,000	—	—	—	—	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	2,000,000	—	—	—	—	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Other Employees in aggregate**	33,423,000	—	—	—	(33,423,000)	0	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	39,408,000	—	—	(13,200,000)	—	26,208,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	46,640,000	—	—	(13,532,000)	—	33,108,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Total	129,919,000	—	—	(26,732,000)	(35,280,000)	67,907,000

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company. Information on Mr. Wu’s share options outstanding at the beginning of the reporting period is included in the category of “Other Employees.”

EQUITY-LINKED AGREEMENT

Save as disclosed in this annual report, there was no equity-linked agreement entered into by the Company during the year ended 31 December 2018.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2018.

NAME OF DIRECTOR

The Directors of the Company during the year and up to the date of this annual report are:

Executive Directors

Yuan Guangyu

Xu Keqiang

Non-executive Directors

Yang Hua (Chairman)

Wang Dongjin (Vice Chairman) (Note 1)

Liu Jian (Vice Chairman) (Note 2)

Wu Guangqi (Note 3)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Note 1:	With effect from 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. and was appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Note 2:	With effect from 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman of the Company and a Non-executive Director of the Company.

Note 3:	With effect from 27 April 2018, Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

In accordance with the Company’s Articles of Association and pursuant to Appendix 14 to Listing Rules, Mr, Wang Dongjin, Mr. Xu Keqiang and Mr. Chiu Sung Hong will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

The list of directors who have served on the boards of the subsidiaries of the Company included in the annual consolidated financial statements for the financial year ended 31 December 2018 during the year and up to the date of this report is as follows:

Cao Xinjian, Chen Ming, Chen Wei, Cui Hanyun, Duan Chenggang, Fang Zhi, Gao Dongsheng, Gen Jie, Huang Chunlin, Han Mei, Jing Fengjiang, Jiang Qing, Liang Yu, Ling Fuhai, Liu Jian, Liu Mingquan, Liu Song, Liu Xiaoxiang, Liu Yongjie, Lu Yongfeng, Pang Jian, Shen Yiming, Shi Hesheng,Wang Shoushan,Wang Xin, Wang Yaohui, Wang Yufan, Wu Guangqi, Xiao Zongwei, Xie Weizhi, Xie Wensheng, Xie Yuhong, Xu Keqiang, Yu Jin, Zhang Fuya, You Xuegang, Yuan Guangyu, Zhao Shunqiang, CNOOC Limited, Zhong Hua

Alan O’Brien, Ariel D. Schneider, Bill D. Stiles, Brent C. Tilford, Colleen V. Johnson, David O. Tudor, Graham Charles Clague, Heather M. Osecki, Ian M. Smale, James C.P. Waithman, Jamie D. Doyle, Jerome A. van Zuijlen, John F. M. Abbott, Lawson A.W. Hunter, Lester C. Jager, Marilyn J. Schonberner, Paul Harris, Quinn E. Wilson, Ray C. J. Riddoch, Tiara Ltd., TMF Management Limited

DIRECTORS’ INTERESTS

As at 31 December 2018, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued shares
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

Save as disclosed above, as at 31 December 2018, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 31 December 2018, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

	Ordinary shares held	Approximate percentage of total issued shares
(i) CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii) CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2018, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 47 to 53 of this annual report for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN TRANSACTION, ARRANGEMENT AND CONTRACT OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2018 or during the year, none of the Directors or entities connected with the Directors was materially interested, either directly or indirectly, in any transaction, arrangement or contract which is significant in relation to the business of the Group to which the Company or any of its subsidiaries was a party.

DIRECTORS’ PERMITTED INDEMNITY PROVISION

Pursuant to the Company’s Articles of Association, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/ she may sustain or incur in or about the execution of the duties of his/her office or otherwise in relation thereto. The Company has arranged appropriate directors’ and officers’ liability insurance coverage for the Directors and officers of the Group during the year ended 31 December 2018.

MANAGEMENT CONTRACTS

Other than the service contracts of the Directors, the Company has not entered into any contract with any individual, firm or body corporate to manage or administer the whole or any substantial part of any business of the Company during the year.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 8 and 9 to the consolidated financial statements on pages 95 to 97 of this annual report for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2018, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provision A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2018.

Please refer to the Corporate Governance Report on pages 28 to 46 of this annual report for details.

AUDITORS

Deloitte Touche Tohmatsu was appointed as the auditors of the Company for the year ended 31 December 2018 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 23 May 2019.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s total issued shares were held by the public. The total number of total issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 31 December 2018 is HK$12.10 per share.

VOTING BY POLL

In 2018, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board

YANG Hua

Chairman

Hong Kong, 21 March 2019

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2018, approximately 58.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining increasing production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

The Company adopts the low-carbon development concept and proactively expands the natural gas business. In 2018, Bozhong 19-6 gas field was successfully appraised and proved to contain proved in-place volume of condensate over 100 million cubic meters and natural gas over 100 billion cubic meters. In addition, Lingshui 17-2 gas field, the first self-operated major deep-water natural gas field discovery in offshore China, entered into its development and construction stage. The project is expected to effectively promote the development of deep-water natural gas in the South China Sea and will be an important growth driver for natural gas production of the Company in the future.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2018, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. All-in cost decreased for the fifth consecutive year. Under the environment of oil price fluctuations, we attached more importance to cash flow management and maintained a healthy financial position.

2018 OVERVIEW

In 2018, the momentum of world economic growth slowed down, and challenges and variables continued to increase. As tax cuts and fiscal expansion stimulated demand, the US economy expanded rapidly. The Eurozone economy also continued to improve, with its growth slowing down. In 2018, the Chinese economy was steady and moved in the right direction on the whole, with GDP growing by approximately 6.6%.

International oil prices fluctuated and fell sharply after a rebound in 2018. In the beginning of the year, as a result of OPEC’s effective implementation of their obligations under a production cut agreement and US sanctions on Iran and other countries, international oil prices fluctuated and eventually picked up, reaching the year’s record high in October. Thereafter, with concerns about the lacking of supply and demand, international oil prices began to fall, and the sharp drop in global stock markets further exacerbated the decline in oil prices. In 2018, the WTI crude oil price averaged US$64.95 per barrel, representing a year-on-year increase of 27.9%, while the Brent crude oil price averaged at US$71.69 per barrel, representing a year-on-year increase of 30.9%.

In 2018, the Company realized a net production of 475 million BOE, which achieved the annual production target. In terms of exploration, the Company made breakthroughs domestically and overseas, consolidating its resources base for sustainable development. Key projects both in China and overseas progressed smoothly. The performance of HSE maintained stable.

The Company maintained a solid financial condition in 2018. Oil and gas sales were RMB185,872 million (US$28,076.9 million, with the exchange rates applicable for 2018 at US$1=RMB6.6201), representing an increase of 22.4% over the previous year. Net profit was RMB52,688 million (US$7,958.8 million), representing a significant increase over the previous year.

As at 31 December 2018, the Company’s basic and diluted earnings per share were RMB1.18 and RMB1.18, respectively. The board of directors has recommended the payment of a final dividend of HK$0.40 per share (tax inclusive).

Looking ahead to 2019, the growth of the global economy is under pressure, and international oil prices will still be subject to many uncertainties amid a general rebound. The external operating environment is likely to remain challenging. To this end, the Company further strengthened its operating strategies, which mainly include: steadily increasing oil and gas reserve and production levels, promoting high-quality development, improving core business enhancement with digital transformation, maintaining prudent financial policy and investment decision-making, and pursuing a green, low-carbon and environmentally-friendly development model. The Company will remain confident and calmly deal with the challenges to meet its production and operational targets.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 8 to 27 of the annual report.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 113.5% to RMB52,688 million (US$7,958.8million) in 2018 from RMB24,677 million in 2017, primarily as a result of the increase in profitability under the higher international oil price environment, at the same time, the cost control through taking efficient measures brings about the increase in profitability.

Revenues

Our oil and gas sales, realized prices and sales volume in 2018 are as follows:

			Change
	2018	2017	Amount	%

Oil and gas sales (RMB million)	185,872	151,888	33,984	22.4%
Crude and liquids	165,939	135,256	30,683	22.7%
Natural gas	19,933	16,632	3,301	19.8%
Sales volume (million BOE)*	453.4	452.4	1.0	0.2%
Crude and liquids (million barrels)	372.9	380.1	(7.2)	(1.9%)
Natural gas (bcf)	469.9	421.5	48.4	11.5%
Realized prices
Crude and liquids (US$/barrel)	67.22	52.65	14.57	27.7%
Natural gas (US$/mcf)	6.41	5.84	0.57	9.8%
Net production (million BOE)	475.0	470.2	4.8	1.0%
China	309.0	302.8	6.2	2.0%
Overseas	166.0	167.4	(1.4)	(0.8%)

*       Excluding our interest in equity-accounted investees.

In 2018, our net production was 475.0 million BOE (including our interest in equity-accounted investees), representing an increase of 1.0% from 470.2 million BOE in 2017. The increase in crude and liquids sales was primarily due to higher international oil price in 2018. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses decreased 0.1% to RMB24,251 million (US$3,663.2 million) in 2018 from RMB24,282 million in 2017, the operating expenses per BOE decreased 0.4% to RMB53.4 (US$8.07) per BOE in 2018 from RMB53.6 (US$7.93) per BOE in 2017. Operating expenses per BOE offshore China decreased 2.0% to RMB48.2 (US$7.28) per BOE in 2018 from RMB49.2 (US$7.29) per BOE in 2017. Overseas operating expenses per BOE increased 3.4% to RMB64.5 (US$9.74) per BOE in 2018 from RMB62.4 (US$9.23) per BOE in 2017. Through refined management, strict costs control and enhancing conservation, our operating expenses per BOE remained stable.

Taxes other than income tax

Our taxes other than income tax increased 26.6% to RMB9,127 million (US$1,378.7 million) in 2018 from RMB7,210 million in 2017, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses increased 87.8% to RMB12,924 million (US$1,952.2 million) in 2018 from RMB6,881 million in 2017, mainly because of impairment provision RMB5,387 million related to certain exploration and evaluation assets in North America, resulting from its further development uncertainty. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Depreciation, depletion and amortization

Our total depreciation, depletion and amortization decreased 17.3% to RMB50,640 million (US$7,649.4 million) in 2018 from RMB61,257 million in 2017.

The dismantlement-related depreciation, depletion and amortization costs increased 237.6% to RMB1,293 million (US$195.4 million) in 2018 from RMB383 million in 2017. Our average dismantling costs per BOE increased 235.3% to RMB2.85 (US$0.43) per BOE in 2018 from RMB0.85 (US$0.13) per BOE in 2017, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of US bond interest rate in the international market.

Our depreciation, depletion and amortization, excluding the dismantlement-related depreciation, depletion and amortization, decreased 18.9% to RMB49,347million (US$7,454.1 million) in 2018 from RMB60,874 million in 2017. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 19.1% to RMB108.7 (US$16.42) per BOE in 2018 from RMB134.4 (US$19.89) per BOE in 2017, primarily due to the increase of reserve by optimizing the development plan of producing oil and gas fields to control natural decline and improve production performance.

Impairment and provision

Our impairment and provision decreased 93.8% to RMB567 million (US$85.6 million) in 2018 from RMB9,130 million in 2017. The vast majority of impairment and provision in 2018 was related to raw material inventory provision, while RMB8,639 million of oil and gas assets impairment was recognized in 2017.

Selling and administrative expenses

Our selling and administrative expenses increased 6.2% to RMB7,286 million (US$1,100.6 million) in 2018 from RMB6,861 million in 2017. Our selling and administrative expenses per BOE increased 5.9% to RMB16.05 (US$2.43) per BOE in 2018 from RMB15.15 (US$2.24) per BOE in 2017, due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, the reform of science and technology system, which increase in the technological investment.

Finance costs/Interest income

Our finance costs were RMB5,037 million (US$760.9 million) in 2018 and in line with RMB5,044 million in 2017. Our interest income increased 21.9% to RMB796 million (US$120.2 million) in 2018 from RMB653 million in 2017, primarily due to the higher proportion of long-term deposits in China.

Exchange losses/gains, net

Our net exchange losses changed to RMB141 million (US$21.3 million) in 2018, while there was net exchange gains of RMB356 million in 2017, primarily arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income increased 53.0% to RMB3,685 million (US$556.6 million) in 2018 from RMB2,409 million in 2017, primarily attributable to the higher interest rates and increased average stock of corporate wealth management products.

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to RMB5,187 million (US$783.5 million) in 2018, while in 2017 our shared profits was RMB855 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP., as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased 92.5% to RMB22,489 million (US$3,397.1 million) in 2018 from RMB11,680 million in 2017, mainly because our overall profitability increased in 2018.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2018 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2018		2017	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	123,883	18,713.2	94,734	29,149	30.8%
Used in investing activities	(94,861)	(14,329.2)	(64,411)	(30,450)	47.3%
Used in financing activities	(27,370)	(4,134.4)	(31,271)	3,901	(12.5%)

Cash generated from operating activities

The cash inflow from operating activities increased 30.8% to RMB123,883 million (US$18,713.2 million) in 2018 from RMB94,734 million in 2017, primarily attributable to the increase in oil and gas sales cash inflows caused by the increase of international oil price for the current period.

Cash used in investing activities

In 2018, our capital expenditure payment increased 5.6% to RMB50,411 million (US$7,614.8 million) from 2017. Our development expenditures in 2018 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and shale oil and gas in U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB178,100 million (US$26,902.9 million). Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB127,903 million (US$19,320.4 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,620 million (US$244.7 million).

Cash used in financing activities

In 2018, the net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB5,888 million (US$889.4 million), repayment of guaranteed notes of RMB4,976 million (US$750.0 million) and the payment of dividends of RMB23,523 million (US$3,553.3 million), partially offset by the issuance of guaranteed notes of RMB9,952 million (US$1,450.0 million) and the proceeds of bank loans of RMB2,212 million (US$334.1 million).

At the end of 2018, our total interest-bearing outstanding debt was RMB139,521 million (US$21,075.4 million), compared to RMB132,250 million at the end of 2017. The increase in debt in 2018 was primarily attributable to the issuance of guaranteed notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.1%, lower than that of 25.8% in 2017. The main reason was the increased scale of equity.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2016	2017	2018
		(RMB million)
China
Development	15,048	16,762	26,212
Exploration	6,205	7,978	9,995
Subtotal	21,253	24,740	36,207
Overseas
Development	24,516	21,891	23,564
Exploration	2,964	3,085	2,331
Subtotal	27,480	24,976	25,895
Total	48,733	49,716	62,102

 Note: Capitalized interests for 2016, 2017 and 2018 were RMB1,430 million, RMB2,495 million and RMB2,838 million, respectively.

OTHERS

Employees

As of 31 December 2018, the Company had 14,965 employees in China, 3,138 employees overseas and 209 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter to directors, senior management members and other qualified beneficiaries in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 37 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 33 to the Consolidated Financial Statements of this annual report.

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

OPINION

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as “the Group”) set out on pages 71 to 127, which comprise the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter

Determination of the recoverable amount of the oil and gas properties

We identified the determination of the recoverable amount of the oil and gas properties, where an indication of impairment exists, as a key audit matter. The Group used the discounted cash flow model (“DCF”) to estimate the recoverable amounts, which requires management to make significant estimates and assumptions related to estimated future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rates applied. Changes in these assumptions could have a significant impact on the amount of any impairment charge.

See notes 3 and 13 to the consolidated financial statements for information.

How our audit addressed the key audit matter

Our procedures in relation to the determination of the recoverable amount of oil and gas properties included:

•	Examining the methodology used in management’s determination of the recoverable amount of oil and gas properties.

•	Assessing the key assumptions and estimations used in the DCF in management’s determination of the recoverable amount, including:

•	Checking the estimated future oil and gas prices by comparing with forecasted prices derived from third party and the Group’s internal oil and gas prices forecasts.

•	Assessing the future production estimates, estimated future capital expenditures and estimated future operating expenses by comparing with prior year estimates, and with corresponding data from reserve reports prepared by the Group’s internal and external reserve specialists.

•	Evaluating the competence and objectivity of the internal and external reserve specialists and performing procedures to assess the reliability of data provided to the external reserve specialists.

•	Involving our internal valuation specialists to assess the reasonableness of the discount rates used by management.

Independent Auditor’s Report

KEY AUDIT MATTERS (continued)

Key audit matter	How our audit addressed the key audit matter

Determination of the recoverable amount of the investment in a joint venture, BC ENERGY INVESTMENTS CORP.

We identified the determination of the recoverable amount of the investment in a joint venture, BC ENERGY INVESTMENTS CORP., where an indication of impairment exists, as a key audit matter. The Group used the DCF to estimate the recoverable amount, which requires management to make significant estimates and assumptions applicable to the calculation of the Group’s share of DCF expected to be generated from the operations of the joint venture, such as determination of estimated future oil prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate applied. Changes in these assumptions could have a significant impact on the amount of any impairment charge.

See notes 3 and 17 to the consolidated financial statements for information.

Our procedures in relation to the determination of the recoverable amount of the investment in a joint venture, BC ENERGY INVESTMENTS CORP., included:

•      Examining the methodology used in management’s determination of the recoverable amount of the investment.

•       Assessing the key assumptions and estimations used in the DCF in management’s determination of the recoverable amount, including:

•      Checking the estimated future oil prices by comparing with forecasted prices derived from third party and the Group’s internal oil prices forecasts.

•       Assessing the future production estimates, estimated future capital expenditures and estimated future operating expenses by comparing with corresponding data from the reserve reports prepared by the reserve specialists.

•      Evaluating the competence and objectivity of the internal and external reserve specialists and performing procedures to assess the reliability of data provided to the external reserve specialists.

•       Involving our internal valuation specialists to assess the reasonableness of the discount rate used by management.

The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly impairment testing and depreciation, depletion and amortisation charges

We identified the estimation of oil and gas reserves that has a significant impact on the consolidated financial statements, particularly impairment testing and depreciation, depletion and amortisation charges as a key audit matter due to the uncertainty in assessing quantities.

See notes 3 and 13 to the consolidated financial statements for information.

Our procedures in relation to the estimation of oil and gas reserves included:

•      Evaluating whether the methodology adopted by the Group’s internal and external reserve specialists to estimate oil and gas reserves was consistent with recognised industry standards.

•      Evaluating the competence and objectivity of the reserve specialists to consider whether they are appropriately qualified to carry out the estimation of oil and gas reserves.

•       Comparing the Group’s oil and gas reserves volumes at 31 December 2018 and 2017 and performing corroborating inquires of the reserve specialists and management as to the reason for any significant changes.

•       Testing whether the updated estimation of oil and gas reserves was included appropriately in the Group’s consideration in impairment testing and depreciation, depletion and amortisation charges.

Independent Auditor’s Report

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA and the Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with section 405 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

Independent Auditor’s Report

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Lam Kwok Yan.

Deloitte Touche Tohmatsu

Certified Public Accountants Hong Kong

21 March 2019

Consolidated Statement of Profit or Loss and Other Comprehensive Income

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2018	2017

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	4	185,872	151,888
Marketing revenues	4	35,830	28,907
Other revenue		5,261	5,595
		226,963	186,390
EXPENSES
Operating expenses		(24,251)	(24,282)
Taxes other than income tax	10(ii)	(9,127)	(7,210)
Exploration expenses		(12,924)	(6,881)
Depreciation, depletion and amortisation	6	(50,640)	(61,257)
Special oil gain levy	10(iii)	(2,599)	(55)
Impairment and provision	6, 13	(567)	(9,130)
Crude oil and product purchases		(33,558)	(27,643)
Selling and administrative expenses		(7,286)	(6,861)
Others		(5,772)	(6,021)
		(146,724)	(149,340)
PROFIT FROM OPERATING ACTIVITIES		80,239	37,050
Interest income	6	796	653
Finance costs	7	(5,037)	(5,044)
Exchange (losses)/gains, net		(141)	356
Investment income	6	3,685	2,409
Share of profits of associates	16	406	302
(Loss)/profit attributable to a joint venture	17	(5,593)	553
Other income, net		822	78

PROFIT BEFORE TAX	6	75,177	36,357
Income tax expense	10(i)	(22,489)	(11,680)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		52,688	24,677

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		8,638	(10,121)
Share of other comprehensive income of associates		16	36
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value
through other comprehensive income/(expense)	18(ii)	278	(542)
Others		80	54

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE YEAR,
NET OF TAX		9,012	(10,573)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE
TO OWNERS OF THE PARENT		61,700	14,104

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	11	1.18	0.55
Diluted (RMB Yuan)	11	1.18	0.55

Details of the dividends proposed and paid for the year are disclosed in note 12 to the consolidated financial statements.

Consolidated Statement of Financial Position

31 December 2018

(All amounts expressed in millions of Renminbi)

	Notes	2018	2017

NON-CURRENT ASSETS
Property, plant and equipment	13	407,337	395,868
Intangible assets	14	15,717	15,070
Investments in associates	16	4,433	4,067
Investment in a joint venture	17	20,268	25,079
Equity investments	18, 34	4,048	3,540
Deferred tax assets	10(i)	27,412	25,509
Other non-current assets	19	9,482	9,248

Total non-current assets		488,697	478,381

CURRENT ASSETS
Inventories and supplies	20	5,852	7,354
Trade receivables	21	21,686	20,787
Equity investments	18, 34	—	14
Other financial assets	18, 34	125,283	74,344
Other current assets		9,069	8,387
Time deposits with maturity over three months	22	13,760	15,380
Cash and cash equivalents	22	14,432	12,572

Total current assets		190,082	138,838

CURRENT LIABILITIES
Loans and borrowings	26	7,042	13,892
Trade and accrued payables	23	32,686	26,713
Contract liabilities	24	2,036	—
Other payables and accrued liabilities	25	12,777	14,106
Taxes payable		15,701	6,701

Total current liabilities		70,242	61,412

NET CURRENT ASSETS		119,840	77,426

TOTAL ASSETS LESS CURRENT LIABILITIES		608,537	555,807

NON-CURRENT LIABILITIES
Loans and borrowings	26	132,479	118,358
Provision for dismantlement	27	54,159	52,893
Deferred tax liabilities	10(i)	3,178	3,303
Other non-current liabilities		1,356	1,278

Total non-current liabilities		191,172	175,832

NET ASSETS		417,365	379,975

EQUITY
Equity attributable to owners of the parent
Issued capital	28	43,081	43,081
Reserves	29	374,284	336,894

TOTAL EQUITY		417,365	379,975

YUAN Guangyu	XU Keqiang
Director	Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2018 (All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves		Retained earnings	Proposed final dividend		Total
Balance at 1 January 2017	43,081	(2,517)	20,000		4,556		308,155	9,096		382,371
Profit for the year	—	—	—		—		24,677	—		24,677
Other comprehensive expense, net of tax	—	(10,121)	—		(452)		—	—		(10,573)

Total comprehensive (expense)/income	—	(10,121)	—		(452)		24,677	—		14,104
2016 final dividend	—	—	—		—		183	(9,096)		(8,913)
2017 interim dividend	—	—	—		—		(7,587)	—		(7,587)
2017 final dividend	—	—	—		—		(10,830)	10,830		—
Appropriation to reserve**	—	—	50,000		—		(50,000)	—		—

Balance at 31 December 2017	43,081	(12,638)*	70,000	*	4,104	*	264,598 *	10,830	*	379,975
Impact of adopting IFRS 15/HKFRS 15	—	—	—		—		(1,218)	—		(1,218)

Balance at 1 January 2018	43,081	(12,638)	70,000		4,104		263,380	10,830		378,757
Profit for the year	—	—	—		—		52,688	—		52,688
Other comprehensive income, net of tax	—	8,638	—		374		—	—		9,012

Total comprehensive income	—	8,638	—		374		52,688	—		61,700
2017 final dividend	—	—	—		—		(463)	(10,830)		(11,293)
2018 interim dividend	—	—	—		—		(11,785)	—		(11,785)
Proposed 2018 final dividend	—	—	—		—		(15,221)	15,221		—
Disposal of investments in equity instruments
at FVTOCI	—	—	—		—		(14)	—		(14)

Balance at 31 December 2018	43,081	(4,000)*	70,000	*	4,478	*	288,585 *	15,221	*	417,365

*	These reserve accounts constitute the consolidated reserves of approximately RMB374,284 million (2017: RMB336,894 million) in the consolidated statement of financial position.

**	During the year ended 31 December 2017, CNOOC China Limited (the “CNOOC China”), the Company’s wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

Consolidated Statement of Cash Flows

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi)

	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	139,354	110,625
Income taxes paid		(15,471)	(15,891)

Net cash flows from operating activities		123,883	94,734

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(264)	—
Capital expenditure		(50,411)	(47,734)
Additions to investments in associates		(64)	(161)
Decrease in time deposits with maturity over three months		1,620	1,450
Dividends received from associates		162	116
Dividends received from a joint venture		132	243
Interest received		872	666
Investment income received		2,721	1,821
Purchase of other financial assets		(178,100)	(122,267)
Purchase of equity investments		(39)	(51)
Proceeds from sale of other financial assets		127,903	101,396
Proceeds from sale of equity investments		17	—
Proceeds from disposal of property, plant and equipment		590	110

Net cash flows used in investing activities		(94,861)	(64,411)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		9,952	—
Repayment of guaranteed notes		(4,976)	(8,869)
Proceeds from bank loans		2,212	12,252
Repayment of bank loans		(5,888)	(13,052)
Dividends paid		(23,523)	(16,448)
Interest paid		(5,147)	(5,154)

Net cash flows used in financing activities		(27,370)	(31,271)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,652	(948)
Cash and cash equivalents at beginning of year		12,572	13,735
Effect of foreign exchange rate changes, net		208	(215)

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	14,432	12,572

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRSs that are first effective for the current accounting year commencing 1 January 2018 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2017, except for the first time adoption of the new and amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2018. Except as described below, the application of the new and amendments to IFRSs/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15/HKFRS 15 for the first time in the current year. IFRS 15/HKFRS 15 superseded IAS 18/ HKAS 18 Revenue, IAS 11/HKAS 11 Construction Contracts and the related interpretations.

The Group has applied IFRS 15/HKFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference as at the date of initial application has been recognised as an adjustment to the opening retained earnings and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15/HKFRS 15, the Group has elected to apply the standard retrospectively only to contracts that were not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18/HKAS 18 Revenue and the related interpretations.

The Group’s major sources of revenues are revenues from oil and gas sales and marketing revenues.

The major change identified is the accounting for revenues relating to oil and gas sales in which the Group has an interest with joint operation partners. Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. From 1 January 2018, the Group has ceased recording these transactions in accordance with the entitlement method. The Group recognises revenues when sales are made to customers.

The Group has entered into natural gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. Payments received from customers for natural gas not yet taken are recorded as contract liabilities.

Information about the Group’s performance obligations and the accounting policies resulting from application of IFRS 15/ HKFRS 15 are disclosed in notes 4 and 3 respectively.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15

The following table summarises the impact of transition to IFRS 15/HKFRS 15 on retained earnings as at 1 January 2018.

Impact of IFRS 15/HKFRS 15 application at 1 January 2018
Retained earnings:
The impact of overlifts or underlifts, net of tax	(1,218)
Impact at 1 January 2018	(1,218)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

	Carrying amounts previously reported at 31 December 2017	Reclassification Remeasurements		Carrying amounts under IFRS 15/HKFRS 15 at 1 January 2018
CURRENT ASSETS
Trade receivables	20,787	—	(1,317)	19,470
NON-CURRENT ASSETS
Deferred tax assets	25,509	—	9	25,518
CURRENT LIABILITIES
Contract liabilities	—	2,909	—	2,909
Other payables and accrued liabilities	14,106	(2,909)	—	11,197
Taxes payable	6,701	—	(91)	6,610
NON-CURRENT LIABILITIES
Deferred tax liabilities	3,303	—	1	3,304
NET ASSETS	379,975	—	(1,218)	378,757

The following tables summarise the impacts of applying IFRS 15/HKFRS 15 on the Group’s consolidated statement of financial position as at 31 December 2018 and its consolidated statement of profit or loss and other comprehensive income and its consolidated statement of cash flows for the current year for each of the line items affected. Line items that were not affected by the changes have not been included.

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15
Revenue – Oil and gas sales	185,872	(335)	185,537
Expenses
– Operating expenses	(24,251)	32	(24,219)
– Depreciation, depletion and amortisation	(50,640)	(2)	(50,642)
Profit before tax	75,177	(305)	74,872
Income tax expense	(22,489)	99	(22,390)
Profit for the year attributable to owners
of the parent	52,688	(206)	52,482
Total comprehensive income for the year
attributable to owners of the parent	61,700	(206)	61,494

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers (continued)

Summary of effects arising from initial application of IFRS 15/HKFRS 15 (continued)

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15
CURRENT ASSETS
Trade receivables	21,686	(440)	21,246
NON-CURRENT ASSETS
Deferred tax assets	27,412	(2)	27,410
CURRENT LIABILITIES
Trade and accrued payables	32,686	(134)	32,552
Contract liabilities	2,036	(2,036)	—
Other payables and accrued liabilities	12,777	2,036	14,813
Taxes payable	15,701	(103)	15,598

CURRENT LIABILITIES
Deferred tax liabilities	3,178	1	3,179

NET ASSETS	417,365	(206)	417,159

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15
OPERATING ACTIVITIES
Profit before tax	75,177	(305)	74,872
Adjustment for depreciation, depletion and amortisation	50,640	2	50,642
Increase in trade receivables and other current assets	(988)	440	(548)

Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	21	(137)	(116)

Cash generated from operations	139,354	—	139,354

(ii)	IFRS 9/HKFRS 9 Financial Instruments

In the current year, the Group has applied expected credit losses (“ECL”) model for financial assets in accordance with IFRS 9/HKFRS 9 Financial Instruments and the related consequential amendments to other IFRSs/HKFRSs.

The Group has applied IFRS 9/HKFRS 9 in accordance with the transition provisions set out in IFRS 9/HKFRS 9, i.e. applying the relevant requirements (other than those early adopted by the Group in previous year) retrospectively to instruments that have not been derecognised as at 1 January 2018 (the date of initial application) and not applying the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 is recognised in the opening retained earnings, without restating comparative information.

Accounting policies resulting from application of IFRS 9/HKFRS 9 are disclosed in note 3.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(ii)	IFRS 9/HKFRS 9 Financial Instruments (continued)

The application of IFRS 9/HKFRS 9 does not have any material impact on the consolidated financial statements of the Group.

The Group has not applied the following new and amendments to IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in the consolidated financial statements:

IFRS 16/HKFRS 16	Leases[1]
IFRS 17/HKFRS 17	Insurance Contracts[3]
IFRIC 23/HK(IFRIC)-Int 23	Uncertainty over Income Tax Treatments[1]
Amendments to IFRS 3/HKFRS 3	Definition of a Business[4]
Amendments to IFRS 9/HKFRS 9	Prepayment Features with Negative Compensation[1]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an Investor and its
and IAS 28/HKAS 28	Associate or Joint Venture[2]
Amendments to IAS 1/HKAS 1 and	Definition of Material[5]
Material5 IAS 8/HKAS 8
Amendments to IAS 19/HKAS 19	Plan Amendment, Curtailment or Settlement1
Amendments to IAS 28/HKAS 28	Long-term Interests in Associates and Joint Ventures[1]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2015–2017 Cycle[1]

1.	Effective for annual periods beginning on or after 1 January 2019

2.	Effective for annual periods beginning on or after a date to be determined

3.	Effective for annual periods beginning on or after 1 January 2021

4.	Effective for business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 January 2020

5.	Effective for annual periods beginning on or after 1 January 2020

IFRS 16/HKFRS 16 Leases

IFRS 16/HKFRS 16, which upon the effective date will supersede IAS 17/HKAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16/HKFRS 16, a lessee is required to recognise a right- of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classify cash payments of the lease liability into a principal portion and an interest portion and present them in the consolidated statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17/HKAS 17.

In respect of the lessor accounting, IFRS 16/HKFRS 16 substantially carries forward the lessor accounting requirements in IAS 17/HKAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for these two types of leases differently.

The Group elects the practical expedient to apply IFRS 16/HKFRS 16 to contracts that were previously identified as leases applying IAS 17/HKAS 17 and IFRIC 4/HK(IFRIC)-Int 4 Determining whether an arrangement contains a lease and not apply this standard to contracts that were not previously identified as containing a lease applying IAS 17/HKAS 17 and IFRIC 4/HK(IFRIC)- Int 4. Therefore, the Group does not reassess whether the contracts are, or contain a lease which already existed prior to the date of initial application. Furthermore, the Group elects the modified retrospective approach for the application of IFRS 16/ HKFRS 16 as lessee and will recognise the cumulative effect of initial application to opening retained earnings without restating comparative information. Based on Directors’ assessment, the Group does not expect the implementation of the standard to have a material effect on its consolidated financial statements.

The Group anticipates that the application of other new and amendments to IFRSs/HKFRSs that have been issued but are not yet effective will have no material effect on the Group’s consolidated financial statements.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2018.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses, unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group from the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are included in profit or loss.

When the Group acquires a business, it assesses the financial assets acquired and financial liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured to fair value at subsequent reporting dates, with the corresponding gain or loss being recognised in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the purchase consideration, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash- generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill (continued)

Impairment is determined by assessing the recoverable amount of the exploration and production (“E&P”) segment, using value in use, to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit (or group of cash-generating units) retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual terms, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint venture (continued)

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to prove properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets other than goodwill

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets other than goodwill (continued)

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits and repairs comprises the costs of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that is separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset is not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15/HKFRS 15 since 1 January 2018. All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortised cost

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortised cost less impairment loss:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

(b)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity instruments are designated as at FVTOCI.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains or losses arising from changes in fair value recognised in other comprehensive income and accumulated in other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

Dividends from these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

(c)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI or designated as at FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in profit or loss.

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 34.

Impairment of financial assets

Impairment of financial assets on and after 1 January 2018

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9/HKFRS 9 (including cash and cash equivalents, time deposits with maturity over three months, trade receivables and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognises lifetime ECL for trade receivables without significant financing component.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Impairment of financial assets on and after 1 January 2018 (continued)

Significant increase in credit risk (continued)

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•	the lenders of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lenders would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Except for investments in debt instruments that are measured at FVTOCI, the Group recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables and other receivables where the corresponding adjustment is recognised through a loss allowance account. For investments in debt instruments that are measured at FVTOCI, the loss allowance is recognised in OCI and accumulated in the FVTOCI reserve without reducing the carrying amount of these debt instruments.

Impairment of financial assets prior to 1 January 2018

The Group assesses at each reporting date whether there is any objective evidence that a financial asset, other than those at FVTPL and FVTOCI, or a group of financial assets may be impaired.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Impairment of financial assets prior to 1 January 2018 (continued)

If there is objective evidence that an impairment loss on financial assets measured at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and accrued payables, other payables and accrued liabilities, and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

Financial liabilities are derecognised when the obligations under the liabilities are discharged, cancelled, or have expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue

Revenue from contracts with customers on and after 1 January 2018

Under IFRS 15/HKFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if any one of the following criteria is met:

(1)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(2)	the Group’s performance creates and enhances an asset that the customer controls as the Group performs; or

(3)	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Revenue recognition prior to 1 January 2018

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue (continued)

Revenue recognition prior to 1 January 2018 (continued)

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenues.

(c)	Other revenue

Other revenue mainly represents project management fees charged to foreign partners, handling fees charged to customers, the sales of diluents to third party and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 28.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2018 and 2017.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These consolidated financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements:

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(c)	Recoverable amount of oil and gas properties

The Group makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. In any event, the Group would make an estimate of the asset’s recoverable amount, which is calculated at the higher of the asset’s value in use and its fair value less costs of disposal. The Group recognises an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Group charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Group’s anticipated drilling plan, changes in the Group’s capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Group’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group’s results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Group believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

In the calculations of the recoverable amount of the oil and gas properties in a joint venture, the Group uses the approach above.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

4.	OIL AND GAS SALES AND MARKETING REVENUES

	2018	2017
Gross sales	191,281	156,304
Less: Royalties	(4,215)	(3,226)
PRC government’s share of oil	(1,194)	(1,190)
Oil and gas sales	185,872	151,888
Marketing revenues	35,830	28,907

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

The following table presents the segment financial information of the Group for the years ended 31 December 2018 and 2017.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
External revenue	173,923	142,429	52,610	43,618	430	343	—	—	226,963	186,390
Intersegment revenue*	16,805	14,737	(16,805)	(14,737)	176	84	(176)	(84)	—	—
Total revenue	190,728	157,166	35,805	28,881	606	427	(176)	(84)	226,963	186,390
Segment profit for the year	53,948	23,863	1,894	808	4,581	6,391	(7,735)	(6,385)	52,688	24,677
Amounts included in the measure of segment profit or loss
Operating expenses	(24,268)	(24,282)	—	—	—	—	17	—	(24,251)	(24,282)
Taxes other than income tax	(9,072)	(7,169)	—	—	(55)	(41)	—	—	(9,127)	(7,210)
Exploration expenses	(12,990)	(6,896)	—	—	—	—	66	15	(12,924)	(6,881)
Depreciation, depletion and amortisation	(50,360)	(60,834)	(55)	(67)	(301)	(423)	76	67	(50,640)	(61,257)
Impairment and provision	(560)	(9,161)	—	—	(7)	31	—	—	(567)	(9,130)
Selling and administrative expenses	(5,216)	(4,966)	(296)	(269)	(1,816)	(1,654)	42	28	(7,286)	(6,861)
Interest income	476	315	3	—	1,385	1,571	(1,068)	(1,233)	796	653
Finance costs	(3,923)	(3,274)	(1)	(1)	(2,181)	(3,011)	1,068	1,242	(5,037)	(5,044)
Share of profits of associates and (loss)/profit attributable to a joint venture	(2)	(88)	—	—	(5,185)	943	—	—	(5,187)	855
Income tax expense	(23,559)	(11,236)	(4)	(3)	1,074	(441)	—	—	(22,489)	(11,680)
Other segment information:
Investments in associates and a joint venture	661	655	—	—	24,040	28,491	—	—	24,701	29,146
Others	482,463	457,780	3,154	3,588	401,290	340,329	(232,829)	(213,624)	654,078	588,073
Segment assets	483,124	458,435	3,154	3,588	425,330	368,820	(232,829)	(213,624)	678,779	617,219
Segment liabilities	(331,313)	(301,167)	(2,125)	(2,375)	(138,232)	(124,794)	210,256	191,092	(261,414)	(237,244)
Capital expenditure	69,927	52,790	—	—	542	421	—	—	70,469	53,211

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 68% (2017: 65%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2018 and 2017.

	PRC		Canada		Others		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017
Property, plant and equipment	167,800	162,027	92,386	95,552	147,151	138,289	407,337	395,868
Investments in associates and a joint venture	3,947	3,680	—	—	20,754	25,466	24,701	29,146
Other non-current assets	8,767	8,502	636	605	79	141	9,482	9,248

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (continued)

(c)	Information about major customers

The current year’s revenue of approximately RMB15,841 million (2017: RMB11,957 million) was derived from sales by the E&P segment and the trading business segment to PetroChina Company Limited. Sales from the CNOOC Group are included in Note 30 (iii).

6.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after (crediting)/charging:

	2018	2017
Crediting:
Interest income from bank deposits	(796)	(653)

Investment income:
– Fair value changes on other financial assets	(3,685)	(2,409)

Insurance compensation on disposal of property, plant and equipment	(611)	(110)

Charging:
Auditors’ remuneration:
– Audit fee	52	51
– Other fees	7	5
	59	56
Employee wages, salaries, allowances and social security costs	8,284	6,517

Impairment and provision:
– Property, plant and equipment	125	8,639
– Trade receivables	—	212
– Others	442	279
	567	9,130
Depreciation, depletion and amortisation:
– Property, plant and equipment	50,631	60,802
– Intangible assets	374	854
– Less: Net amount capitalised	(365)	(399)
	50,640	61,257
Operating lease rentals:
– Office properties	657	639
– Plant and equipment	1,563	1,560
	2,220	2,199
Repairs and maintenance	4,595	4,800
Research and development costs	2,311	1,739
Loss on disposal of property, plant and equipment	78	116

Notes to Consolidated Financial Statements

Year ended 31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

7.	FINANCE COSTS

	2018	2017
Interest on bank loans	21	169
Interest on other loans	5,280	5,207
Other borrowing costs	14	18
Total borrowing costs	5,315	5,394
Less: Amount capitalised in property, plant and equipment (note 13)	(2,838)	(2,495)
	2,477	2,899
Other finance costs: Unwinding of discount on provision for dismantlement (note 27)	2,560	2,145
	5,037	5,044

During the year ended 31 December 2018, the effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.95% to 7.875% (2017: from 0.95% to 7.875%) per annum.

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

	Fees(1)	Salaries, allowances and benefits in kind(1)	Performance related bonuses(1)	Pension scheme contributions	Total paid/payable during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2018
Executive directors:
Yuan Guangyu (5)	—	231	546	143	920
Xu Keqiang (6)	—	231	467	143	841

Subtotal	—	462	1,013	286	1,761

Non-executive directors:
Yang Hua(7)	—	—	—	—	—
Wang Dongjin(2)(4)	—	—	—	—	—
Liu Jian(3)	—	—	—	—	—
Wu Guangqi(2)	—	—	—	—	—

Subtotal	—	—	—	—	—

Independent non-executive directors:
Chiu Sung Hong	946	—	—	—	946
Lawrence J. Lau	802	—	—	—	802
Tse Hau Yin, Aloysius	946	—	—	—	946
Kevin G. Lynch	802	—	—	—	802

Subtotal	3,496	—	—	—	3,496

Total	3,496	462	1,013	286	5,257

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

	Fees(1)	Salaries, allowances and benefits in kind(1)	Performance related bonuses(1)	Pension scheme contributions	Total paid/payable during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2018
Executive directors:
Yuan Guangyu(5)	—	197	455	134	786
Xu Keqiang(6)	—	146	162	94	402

Subtotal	—	343	617	228	1,188

Non-executive directors:
Yang Hua(7)	—	—	—	—	—
Liu Jian(3)	—	—	—	—	—
Wu Guangqi(2)	—	—	—	—	—

Subtotal	—	—	—	—	—

Independent non-executive directors:
Chiu Sung Hong	972	—	—	—	972
Lawrence J. Lau	824	—	—	—	824
Tse Hau Yin, Aloysius	972	—	—	—	972
Kevin G. Lynch	824	—	—	—	824

Subtotal	3,592	—	—	—	3,592

Total	3,592	343	617	228	4,780

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(3)	On 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

(4)	On 5 December 2018, Mr. Wang Dongjin, a Non-executive Director, was appointed as the Vice Chairman of the Company.

(5)	On 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

(6)	On 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

(7)	On 18 April 2017, Mr. Yang Hua was re-designated as a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors is measured according to the Group’s accounting policies as set out in note 3. No Directors exercised any share option in 2018 or 2017. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2018 or 2017. Further details of share option scheme and valuation techniques are set out in note 28.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2018 and 2017, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2018	2017
Short term employee benefits	9	9
Pension scheme contributions	1	1
Amount paid/payable during the year	10	10

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2018	2017
Nil to RMB2,000,000	9	12
	9	12

9.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2017: none) of the Directors, details of whose remuneration are disclosed in note 8(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2017: five) highest paid employees, for the year are as follows:

	2018	2017
Salaries, allowances, and benefits in kind (1)	21	21
Performance-related bonuses	18	19
Pension scheme contributions	1	1
Amount paid/payable during the year	40	41

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2017: five) highest paid employees, falls within the following bands:

	Number of employees
	2018	2017
RMB6,000,001 – RMB6,500,000	—	1
RMB6,500,001 – RMB7,000,000	2	—
RMB7,000,001 – RMB7,500,000	—	1
RMB7,500,001 – RMB8,000,000	1	—
RMB8,000,001 – RMB8,500,000	—	1
RMB8,500,001 – RMB9,000,000	1	—
RMB9,000,001 – RMB9,500,000	—	1
RMB10,000,001 – RMB10,500,000	—	1
RMB10,500,001 – RMB11,000,000	1	—
	5	5

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2017: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020 (2017: 15%), after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2017: 10% to 50%).

As of 31 December 2018, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2018	2017
Current tax
Provision for PRC enterprise income tax
on the estimated taxable profits for the year	18,132	11,472
Provision for overseas enterprise income tax
on the estimated taxable profits for the year	5,043	4,390

Deferred tax
Temporary differences in the current year	(686)	(7,558)
Effect of changes in tax rates	—	3,376
Income tax expense for the year	22,489	11,680

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2018	2017
	%	%
PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.0	(1.6)
Effect of changes in tax rates	—	9.4
Tax credit from the government	(0.8)	(2.7)
Tax reported in equity-accounted entities in China	(0.2)	(0.2)
Tax losses previously not recognised	(0.2)	—
Others	(0.9)	2.2
Group’s effective income tax rate	29.9	32.1

10.	TAX (continued)

(i)	Income tax (continued)

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2018
At 31 December 2017	(22,206)
Credit to the profit of loss	(686)
Changes in tax rates	—
Charge to other comprehensive income	(190)
Exchange differences	(1,152)
At 31 December 2018	(24,234)

2017
At 31 December 2016	(19,174)
Credit to the profit of loss	(7,558)
Changes in tax rates	3,376
Charge to other comprehensive income	7
Exchange differences	1,143
At 31 December 2017	(22,206)

Principal components of deferred tax balances are as follows:

	2018	2017
Deferred tax assets
Property, plant and equipment	5,280	7,312
Provision for dismantlement	11,087	9,669
Losses available for offsetting against future taxable profit	18,565	16,529
Fair value of long term borrowings	1,770	1,771
Others	1,997	1,178
	38,699	36,459
Deferred tax liabilities
Property, plant and equipment	(14,076)	(13,670)
Fair value changes on other financial assets	—	(232)
Others	(389)	(351)
	(14,465)	(14,253)
Net deferred tax assets	24,234	22,206
Of which
– deferred tax assets	27,412	25,509
– deferred tax liabilities	(3,178)	(3,303)

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(i)	Income tax (continued)

As at 31 December 2018, the Group had approximately RMB97,614 million (2017: RMB87,623 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 6 to 20 years.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at 31 December 2018, the Group’s recognised deferred tax assets on tax losses amounted to RMB83,158 million (2017: RMB75,018 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB14,456 million (2017: RMB12,605 million). This includes RMB7,876 million (2017: RMB3,181 million) of unrecognised tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 1 to 20 years.

At 31 December 2018, the Group’s unrecognised deferred tax assets related to unused tax credits amounted to RMB10,944 million (2017: RMB4,990 million). This includes RMB10,696 million (2017: RMB4,587 million) of unrecognised deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2037.

The realisability of the deferred tax assets recognised mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	Value added tax (“VAT”) at the rates from 13% to 17% on taxable sales under independent oil and gas fields before 1 July 2017. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from 1 July 2017, the VAT rate of 13% had been removed and gas sales had been subject to the VAT rate of 11%. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since 1 May 2018 according to “Notice on Adjustment on Value-added Tax Rates” (Cai Shui [2018] No.32).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

iv.	Export tariff at the rate of 5% on the export value of petroleum oil;

v.	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

vi.	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

vii.	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

10.	TAX (continued)

(iii)	Special Oil Gain Levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

11.	EARNINGS PER SHARE

	2018	2017
Earnings:
Profit for the purpose of basic and diluted earnings
per share calculation	52,688	24,677

Number of shares:
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	8,566,982	4,101,969
Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,656,022,966	44,651,557,953

Earnings per share:
Basic (RMB Yuan)	1.18	0.55
Diluted (RMB Yuan)	1.18	0.55

12.	DIVIDENDS

	2018	2017

Dividend per ordinary share:
2018 interim dividend – HK$0.30 (2017: interim)
dividend HK$0.20) per ordinary share	11,890	7,601
2017 final dividend – HK$0.30 (2016: final dividend HK$0.23)
per ordinary share	11,633	8,847
2018 final dividend proposed at HK$0.40 (2017: final dividend proposed at
HK$0.30) per ordinary share by the Board of Directors-not
recognise as a liability as at the end of the year	15,221	10,830

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Vehicles and office equipment and others	Total
Cost:
At 1 January 2017	867,626	5,700	873,326
Additions	48,937	99	49,036
Disposals and write-offs	(2,577)	(914)	(3,491)
Exchange differences	(24,985)	(148)	(25,133)

At 31 December 2017	889,001	4,737	893,738

At 1 January 2018	889,001	4,737	893,738
Additions	57,619	86	57,705
Acquisitions	264	—	264
Disposals and write-offs	(2,751)	(41)	(2,792)
Exchange differences	21,743	115	21,858

At 31 December 2018	965,876	4,897	970,773

Accumulated depreciation, depletion and amortisation and impairment:
At 1 January 2017	(439,123)	(1,738)	(440,861)
Depreciation charge for the year	(60,442)	(360)	(60,802)
Impairment	(8,639)	—	(8,639)
Disposals and write-offs	1,185	258	1,443
Exchange differences	10,932	57	10,989

At 31 December 2017	(496,087)	(1,783)	(497,870)

At 1 January 2018	(496,087)	(1,783)	(497,870)
Depreciation charge for the year	(50,239)	(392)	(50,631)
Impairment	(5,790)	—	(5,790)
Disposals and write-offs	1,497	38	1,535
Exchange differences	(10,627)	(53)	(10,680)

At 31 December 2018	(561,246)	(2,190)	(563,436)

Net book value: At 31 December 2017	392,914	2,954	395,868

At 31 December 2018	404,630	2,707	407,337

Included in the current year’s additions was an amount of approximately RMB2,838 million (2017: approximately RMB2,495 million) in respect of interest capitalised in property, plant and equipment (note 7). Included also in the depreciation charge for the year was an amount of approximately RMB1,298 million (2017: approximately RMB636 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2018, an impairment loss of RMB5,387 million related to certain exploration and evaluation assets in North America was recognised as exploration expenses in profit or loss, primarily triggered by the uncertainty of future development. In 2017, the impairment loss was mainly related to fields in China, Africa and North America primarily due to the revision of the oil and gas price forecast and revision of reserves.

For both years, the recoverable amount was calculated based on the assets’ value in use and was determined at the cash- generating unit level. The Company identifies a field or a group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations was 8% in 2018 after tax (2017: 8%-12% after tax). A derived pre-tax discount rate would be 9% (2017: 8%-15% pre-tax).

In June 2016, the book value of the Long Lake assets was written down to an estimated recoverable amount of RMB33,902 million. While the future operating plan of Long Lake assets is under assessment by management, there had not been any impairment of such assets as at 31 December 2018.

During 2018, the Group wrote off certain oil and gas assets in the North America mainly due to the expiration of lease contracts. Approximately RMB444 million was included in the exploration expenses.

14.	INTANGIBLE ASSETS

	Gas processing rights under NWS Project	Drilling rig contracts and seismic data usage rights	Marketing transportation and storage contracts	Software and others	Goodwill	Total
Cost:
At 1 January 2017	1,273	1,705	1,631	2,738	14,748	22,095
Additions	—	—	—	206	—	206
Disposal	—	(1,662)	(54)	(199)	—	(1,915)
Exchange differences	(74)	(43)	(93)	(57)	(856)	(1,123)

At 31 December 2017	1,199	—	1,484	2,688	13,892	19,263

At 1 January 2018	1,199	—	1,484	2,688	13,892	19,263
Additions	—	—	—	282	—	282
Disposal	—	—	(50)	(29)	—	(79)
Exchange differences	60	—	73	46	700	879

At 31 December 2018	1,259	—	1,507	2,987	14,592	20,345

Accumulated amortisation:
At 1 January 2017	(729)	(1,364)	(1,312)	(2,046)	—	(5,451)
Amortisation charge for the year	(46)	(332)	(57)	(419)	—	(854)
Disposal	—	1,662	54	199	—	1,915
Exchange differences	43	34	76	44	—	197

At 31 December 2017	(732)	—	(1,239)	(2,222)	—	(4,193)

At 1 January 2018	(732)	—	(1,239)	(2,222)	—	(4,193)
Amortisation charge for the year	(65)	—	(48)	(261)	—	(374)
Disposal	—	—	50	29	—	79
Exchange differences	(39)	—	(62)	(39)	—	(140)

At 31 December 2018	(836)	—	(1,299)	(2,493)	—	(4,628)

Net book value:
At 31 December 2017	467	—	245	466	13,892	15,070

At 31 December 2018	423	—	208	494	14,592	15,717

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination.

According to the accounting policies as set out in note 3, goodwill is acquired in the acquisition of Nexen Inc., and from the acquisition date, allocated to the entire E&P assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition.

Impairment is determined by assessing the recoverable amount of the entire E&P assets to which the goodwill relates. Where the recoverable amount of the entire E&P assets is less than the carrying amount of the assets and the goodwill together, an impairment loss on goodwill is recognised.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

14.	INTANGIBLE ASSETS (continued)

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company’s WACC and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. However, actual results could differ from those estimates.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

15.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
Indirectly held subsidiaries (1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	INVESTMENTS IN SUBSIDIARIES (continued)

Particulars of the principal subsidiaries at the end of the reporting period are as follows: (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC (2)	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC (3)	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
Nexen Petroleum Offshore
U.S.A. Inc.	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada (4)	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA (5)	Brazil	R$3,565,600,000	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

15.	INVESTMENTS IN SUBSIDIARIES (continued)

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China.

(2)	Nexen Energy ULC changed its name to CNOOC Petroleum North America ULC on 31 December 2018.

(3)	Nexen Energy Services U.S.A. Inc. merged into OOGC America LLC and the surviving entity, OOGC America LLC. was named CNOOC Energy U.S.A. LLC on 31 December 2018.

(4)	Nexen Oil Sands Partnership changed its name to CNOOC Oil Sands Canada on 31 December 2018.

(5)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,965,600,000 to R$3,565,600,000 on 23 November 2018.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

16.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30.0%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2018	2017
Share of net assets	4,433	4,067

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2018	2017
Profit for the year	406	302
Other comprehensive income	16	36
Total comprehensive income	422	338

Dividend of RMB162 million was received from the associates in 2018 (2017: RMB116 million).

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

17.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

		Nominal value of	Percentage
		ordinary shares	of equity
	Place of	issued and paid-up/	attributable to
Name of entity	establishment	registered capital	the Group	Principal activities
BC ENERGY INVESTMENTS	British Virgin Islands	US$102,325,582	50%	Investment holding
CORP.(1)

(1)	Bridas Corporation changed its name to BC ENERGY INVESTMENTS CORP. on 23 March 2018.

Summarised financial information of the joint venture is disclosed below:

	2018	2017
Current assets	12,054	11,614

Non-current assets	47,116	63,660

Current liabilities	(6,851)	(6,630)

Non-current liabilities	(11,783)	(18,486)

Revenue	18,661	29,879
Depreciation, depletion and amortisation	(3,446)	(3,742)
Interest income	95	313
Finance costs	(518)	(550)

(Loss)/profit before tax	(17,816)	2,215
Income tax credit/(expense)	6,630	(1,109)

(Loss)/profit after tax	(11,186)	1,106

Total comprehensive (expense)/income	(11,186)	1,106

The loss attributable to a joint venture recognised during the period was primarily attributable to the impairment at BC ENERGY INVESTMENTS CORP. in Argentina, which was triggered by the significant depreciation of the currency of peso and the significant interest rate increase in Argentina.

Dividend of US$20 million (equivalent to RMB132 million) was received from the joint venture in 2018 and US$36 million (equivalent to RMB243 million) was received from the joint venture in 2017.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

18.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2018	2017
Current:
Non-publicly traded investments,
Private equity funds classified at FVTOCI(1)	—	14
	—	14
Non-current:
Publicly traded investments
Euiqty investment in MEG Energy Corporation (“MEG”) classified at FVTOCI(2)	1,110	766
Other equity investment classified at FVTPL(3)	—	15
	1,110	781
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI(4)	2,938	2,759
	4,048	3,540

(1)	In the current year, as the investment recovery period expired, the Group disposed of the equity investment in private equity funds in GEMS O&G II. A cumulative loss on disposal of RMB14 million has been recognised in retained earnings directly.

(2)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at 31 December 2018, the investment in MEG was stated at the quoted market price.

(3)	In the current year, the Group disposed of other equity investment classified at FVTPL at a consideration of RMB17 million, a gain on disposal of RMB2 million has been recognised in the profit or loss.

(4)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at 1 January 2018 and 31 December 2018, as sufficient information is not available recently to measure its fair value.

(ii)	Other financial assets

	2018	2017
Current:
Non-publicly traded investments classified at FVTPL:
Corporation wealth management products (1)	105,917	66,229
Money market funds (2)	19,366	8,115
	125,283	74,344

(1)	The corporate wealth management products will mature from 8 January 2019 to 20 November 2019 (2017: from 8 January 2018 to 6 November 2018).

(2)	The money market funds can be redeemed at any time.

The gains of the Group’s other financial assets recognised in the profit or loss for the year was RMB3,685 million (2017: RMB2,409 million).

During the year, the fair value changes on the Group’s equity investments recognised directly in other comprehensive income amounted to RMB278 million (2017: other comprehensive expense RMB542 million).

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

19.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31 December 2018, the balance of the specified dismantlement fund accounts was RMB8,100 million (31 December 2017: RMB7,555 million).

20.	INVENTORIES AND SUPPLIES

	2018	2017
Materials and supplies	4,954	6,278
Oil in taks	1,499	1,540
Less: Provision for inventory obsolescence	(601)	(464)
	5,852	7,354

21.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2018 and 31 December 2017, the age of substantially all the trade receivables was within one year.

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks.

The weighted average effective interest rate of the Group’s bank deposits was 2.83% per annum, for the year ended 31 December 2018 (2017: 2.23% per annum).

23.	TRADE AND ACCRUED PAYABLES

As at 31 December 2018 and 2017, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

24.	CONTRACT LIABILITIES

2018
At 1 January	2,909
Recognised revenue in current period	(873)

At 31 December	2,036

– Current	2,036

Under the natural gas sale contracts, which contain take-or-pay clauses, the Group recorded the payments received from customers for natural gas not yet taken as contract liabilities.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2018	2017
Accrued payroll and welfare payable	1,996	2,120
Accrued expenses	747	381
Advances from customers	—	3,096
Special oil gain levy payable	615	55
Royalties payable	55	75
Provision for dismantlement (note 27)	675	1,180
Other payables	8,689	7,199
	12,777	14,106

26.	LOANS AND BORROWINGS

Current

	Effective interest rate and final maturity	Loans	2018 Notes	Total	Loans	2017 Notes	Total
Short-term loans and borrowings
General loans****	LIBOR+0.60% to 0.75% per annum with maturity within one year	4,760	—	4,760	8,779	—	8,779
		4,760	—	4,760	8,779	—	8,779
Loans and borrowings due within one year
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	223	—	223	212	—	212
Notes*		—	2,059	2,059	—	4,901	4,901
		223	2,059	2,282	212	4,901	5,113
		4,983	2,059	7,042	8,991	4,901	13,892

Non-Current

	Effective interest rate and final maturity	Loans	2018 Notes	Total	Loans	2017 Notes	Total
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	305	—	305	502	—	502
For Tangguh LNG III Project***	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	1,618	—	1,618	777	—	777
Notes*		—	130,556	130,556	—	117,079	117,079
		1,923	130,556	132,479	1,279	117,079	118,358

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

*	The details of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	31 December 2018	31 December 2017
			USD million	USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2018	1.750%	—	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2019	6.2%	300	300
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	—
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	—

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 31 December 2018, none of the bank loans (2017: US$650 million) were guaranteed by the Company.

As at 31 December 2018, US$694 million shareholder loans (2017: US$694 million) of the Group were included in general loans. For details please refer to Note 30(v).

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

26.	LOANS AND BORROWINGS (continued)

	2018	2017
Repayable:
Within one year	223	212
After one year but within two years	222	212
After two years but within three years	150	212
After three years but within four years	138	108
After four years but within five years	156	61
After five years	1,257	686
	2,146	1,491
Amount due within one year shown under current liabilities	(223)	(212)
	1,923	1,279

Supplemental information with respect to the long term bank loans:

For the year ended 31 December	Balance at year end	weighted average interest rate at year end	Maximum amount outstanding during the year	Average amount outstanding during the year(1)	weighted average interest rate during the year(2)
2018	2,146	3.86%	2,146	1,819	3.19%
2017	1,491	2.52%	1,491	1,396	2.13%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

27.	PROVISION FOR DISMANTLEMENT

	2018	2017
At 1 January	54,073	50,888
New projects (1)	3,465	1,244
Revision (1)	(4,090)	421
Utilisation	(1,337)	(440)
Unwinding of discount (2) (note 7)	2,560	2,145
Exchange differences	163	(185)

At 31 December	54,834	54,073

Current portion of provision for dismantlement included in other payables
and accrued liabilities (note 25)	(675)	(1,180)
At 31 December	54,159	52,893

(1)	The amounts are included in the additions of oil and gas properties in note 13.

(2)	The discount rates used for calculating the provision for dismantlement is 5% (2017: 4% to 5%).

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million
Issued and fully paid:
Ordinary shares with no par value as at 1 January 2017,
as at 31 December 2017 and as at 31 December 2018	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Group, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2017: nil) and the Group recognised an equity-settled share option expense of nil (2017: nil) during the year.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

28.	SHARE CAPITAL (continued)

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2018		2017
	Number of share options	weighted average exercise price HK$	Number of share options	weighted average exercise price HK$
Outstanding at the beginning of the year	129,919,000	12.34	187,529,000	11.40
Granted during the year	—	—	—
Forfeited during the year	(26,732,000)	11.33	(22,506,000)	12.43
Expired during the year	(35,280,000)	14.83	(35,104,000)	7.29
Exercised during the year	—	—	—	—
Outstanding at end of year	67,907,000	11.44	129,919,000	12.34
Exercisable at the end of the year	67,907,000	11.44	129,919,000	12.34

No share options had been cancelled or modified during the years ended 31 December 2018 and 2017.

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.15% of the Company’s shares in issue as at that date (2017: 0.29%). The weighted average remaining contractual life of share options outstanding at the end of the year was 0.93 years (2017: 1.52 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 67,907,000 (2017: 129,919,000) additional ordinary shares of the Company and additional share capital of RMB680,525,151 (2017: RMB1,339,702,913).

29.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China, CNOOC China is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2018, the general reserve fund amounted to RMB60,000 million (2017: RMB60,000 million).

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2018, the Group’s safety fund reserve under the PRC regulations amounted to nil (2017: nil).

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

Pricing principles (continued)

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2018	2017
Provision of exploration and support services	7,378	5,912
– Inclusive of amounts capitalised under property, plant and equipment	3,803	3,392
Provision of oil and gas development and support services	24,043	16,317
Provision of oil and gas production and support services (note a)	9,284	8,894
Provision of marketing, management and ancillary services (note b)	1,373	1,450
FPSO vessel leases (note c)	1,213	1,383
	43,291	33,956

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended 31 December 2018 and 2017.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2018	2017
Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	131,730	109,518
Long term sales of natural gas and liquefied natural gas (note e)	15,316	9,837
	147,046	119,355

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions and balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2018	2017
Interest income from deposits in CNOOC Finance	391	360

(b)	Deposits balances made by the Group

	2018	2017
Deposits in CNOOC Finance	23,052	19,465

(v)	Balances with the CNOOC Group

	2018	2017
Amount due to CNOOC
– include in other payables and accrued liabilities	147	193
Amounts due to other related parties
– included in trade and accrued payables	19,641	16,651
	19,788	16,844
Borrowings from CNOOC (note g)	4,760	4,532
Amounts due from other related parties
– included in trade receivables	14,058	12,401
– included in other current assets	1,434	513
	15,492	12,914

(vi)	Balance with a joint venture

	2018	2017
Amount due from a joint venture
– included in other current assets	137	126

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 31 December 2018, as summarised below:

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

30.	RELATED PARTY TRANSACTIONS (continued)

(vii)	Transactions and balances with other state-owned enterprises (continued)

	2018	2017
Cash and cash equivalents	2,688	3,824
Time deposits with maturity over three months	227	13
Specified dismantlement fund aacounts (note 9)	8,100	7,555
	11,015	11,392

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 8.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited (note h).

	2018	2017
Accumulated investment	2,346	1,940

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On 23 August 2018, the Board approved to revise the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from 23 August 2018 to 31 December 2019 to RMB23,500 million. The Group’s actual maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2018 was RMB23,500 million (2017: RMB19,500 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2018, the withdrawal amount of the loan was US$130 million(31 December 2017: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2018, the withdrawal amount of the loan was US$564 million (31 December 2017: US$564 million).

h)	China United Coalbed Methane Corporation Limited is a subsidiary of CNOOC.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

31.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB688 million (2017: RMB651 million).

32.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2018	2017
Profit before tax	75,177	36,357

Adjustments for:
Interest income	(796)	(653)
Finance costs	5,037	5,044
Exchange losses/(gains), net	141	(356)
Share of profits of associates	(406)	(302)
Loss/(profit) attributable to a joint venture	5,593	(553)
Investment income	(3,685)	(2,409)
Impairment for property, plant and equipment	5,790	8,639
Provision for other assets	442	491
Depreciation, depletion and amortisation	50,640	61,257
Loss on disposal and write-off of property, plant and equipment	668	1,937

Subtotal	138,601	109,452

Increase in trade receivables and other current assets	(988)	(1,073)
Decrease in inventories and supplies	1,720	1,464
Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	21	782

Cash generated from operations	139,354	110,625

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

32.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Loans and borrowings (Note 26)	Interest payable (Note 25)	Dividend payable	Total
At 1 January 2017	150,476	1,244	—	151,720
Financing cash flows	(9,669)	(5,154)	(16,448)	(31,271)
Foreign exchange translation	(8,911)	51	(52)	(8,912)
Finance costs	354	4,690	—	5,044
Unwinding of discount on provision for dismantlement (note 27)	—	(2,145)	—	(2,145)
Amount capitalised in property, plant and equipment (note 13)	—	2,495	—	2,495
Dividends declared	—	—	16,500	16,500

At 31 December 2017	132,250	1,181	—	133,431

At 1 January 2018	132,250	1,181	—	133,431
Financing cash flows	1,300	(5,147)	(23,523)	(27,370)
Foreign exchange translation	5,901	—	445	6,346
Finance costs	70	4,967	—	5,037
Unwinding of discount on provision for dismantlement (note 27)	—	(2,560)	—	(2,560)
Amount capitalised in property, plant and equipment (note 13)	—	2,838	—	2,838
Dividends declared	—	—	23,078	23,078

At 31 December 2018	139,521	1,279	—	140,800

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2018, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2018	2017
Contracted, but not provided for (1)	55,538	46,704

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB10,309 million (2017: RMB4,030 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2018	2017
Contracted, but not provided for	590	691

As at 31 December 2018, the Group had unutilised banking facilities amounting to approximately RMB55,289 million (2017: RMB53,749 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 31 December 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2018	2017
Commitments due:
No later than one year	1,762	1,630
Later than one year and not later than two years	927	1,048
Later than two years and not later than five years	2,106	1,274
Later than five years	4,260	1,774
	9,055	5,726

The above table includes minimum lease payments of approximately RMB898 million (2017: RMB1,218 million) to the CNOOC Group.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

33.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

Office properties commitments of a joint venture:

	2018	2017
Commitments due:
No later than one year	24	18
Later than one year and not later than two years	20	12
Later than two years and not later than five years	32	16
Later than five years	63	23
	139	69

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2018	2017
Commitments due:
No later than one year	1,379	1,272
Later than one year and not later than two years	1,117	875
Later than two years and not later than five years	1,760	1,616
Later than five years	3,061	3,406
	7,317	7,169

The above table includes a commitment of approximately RMB5,195 million (2017: RMB3,366 million) to the CNOOC Group.

(iii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as sufficient information is not available recently to measure their fair values as at 31 December 2018 and 2017.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2018 and 2017.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB134,583 million as at 31 December 2018 (2017: RMB128,315 million), which was determined by reference to the market price as at 31 December 2018.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over- the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2018 and 31 December 2017, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December 2018	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	105,917	—	105,917	—
Money market funds	19,366	19,366	—	—
Equity investments
Non-publicly traded investments – current	—	—	—	—
Publicly traded investments – non-current	1,110	1,110	—	—
	126,393	20,476	105,917	—

	31 December 2017	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	66,229	—	66,229	—
Money market funds	8,115	8,115	—	—
Equity investments
Non-publicly traded investments – current	14	—	14	—
Publicly traded investments – non-current	781	781	—	—
	75,139	8,896	66,243	—

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2018	2017
PetroChina Company Limited*	15,841	11,957
China Petroleum & Chemical Corporation*	13,329	15,488
Phillips 66	4,440	2,631
BP p.l.c.	3,232	3,108
China National Chemical Corporation*	2,970	N/A
Royal Dutch Shell PLC	N/A	2,627

*	These transactions are with other state-owned enterprises.

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, equity investments and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, other receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk and management assessment

As at 31 December 2018, the carrying amounts of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables and other receivables (approximately RMB4,941 million included in other current assets) represent the Group’s maximum exposure to credit risk in relation to its financial assets. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. Before accepting any new counterparties, the Group uses an internal credit scoring system to assess the potential counterparty’s credit quality and defines credit limits by counterparty. Limits and scoring attributed to counterparties are reviewed twice a year. Other monitoring procedures are in place to ensure that follow- up action is taken to recover overdue debts. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9/HKFRS 9 (2017: incurred loss model) on trade receivables and other receivables individually or based on provision matrix. In this regard, the Directors of the Company consider that the Group’s credit risk is significantly reduced.

Concentrations of credit risk are managed by counterparty and by geographical region. At 31 December 2018, the Group has certain concentrations of credit risk as 0.06% (2017: 0.16%) and 0.07% (2017: 7.63%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue, profit, assets value and cashflow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas pricing policies may result in changes in natural gas prices, which will affect the Group’s profitability.

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in RMB and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB would no longer be pegged to the US dollars. From 1 January 2018 to 29 December 2018 (the last working day in 2018), RMB has depreciated by approximately 4.79% (2017: appreciated by approximately 6.16%) against the US dollars. At 31 December 2018, approximately 84% (2017: 82%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in RMB, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollars and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2018 and 2017. Based on management’s assessment at 31 December 2018, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.15% (2017: 0.06%) and the equity of the Group by 0.25% (2017: 0.31%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2017.

Senior management is closely monitoring the Group’s net exposure to foreign currency risk. The depreciation of RMB against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against RMB, the Group’s oil and gas sales may increase due to the appreciation of the US dollars against RMB. On the other hand, the appreciation of the US dollars against RMB will also increase the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2018, the interest rates for 98.41% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 8.98 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable equity investments and other financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2018 and 2017.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2018	2017
Interest-bearing debts	139,521	132,250
Equity attributable to owners of the parent	417,365	379,975
Total capital	556,886	512,225
Gearing ratio	25.1%	25.8%

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

37.	CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

39.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2018	2017
NON-CURRENT ASSETS
Property, plant and equipment	—	—
Investments in subsidiaries	123,097	117,437

Total non-current assets	123,097	117,437

CURRENT ASSETS
Other current assets	46	42
Amounts due from subsidiaries	5,650	13,146
Loans to a subsidiary	56,169	56,891
Equity investments	—	14
Other financial assets	11,113	2,871
Cash and cash equivalents	1,786	142

Total current assets	74,764	73,106

CURRENT LIABILITIES
Loans and borrowings	3,867	3,682
Other payables and accrued liabilities	287	87
Amounts due to subsidiaries	—	10,742

Total current liabilities	4,154	14,511

NET CURRENT ASSETS	70,610	58,595

NET ASSETS	193,707	176,032

EQUITY
Equity attributable to owners of the parent
Issued capital	43,081	43,081
Reserves	150,626	132,951

TOTAL EQUITY	193,707	176,032

YUAN Guangyu	XU Keqiang
Director	Director

Notes to Consolidated Financial Statements

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

39	STATEMENT OF FINANCIAL POSITION OF THE COMPANY (continued)

A summary of the Company’s reserves is as follows:

	Cumulative translation reserve	Other reserves	Retained earnings	Total
Balance at 1 January 2017	(4,313)	5,558	121,571	122,816
Profit for the year	—	—	38,099	38,099
Other comprehensive expense	(11,464)	—	—	(11,464)

Total comprehensive (expense)/income	(11,464)	—	38,099	26,635
2016 final dividend	—	—	(8,913)	(8,913)
2017 interim dividend	—	—	(7,587)	(7,587)

Balance at 31 December 2017	(15,777)	5,558	143,170 *	132,951
Balance at 1 January 2018	(15,777)	5,558	143,170	132,951
Profit for the year	—	—	31,461	31,461
Other comprehensive income	9,306	—	—	9,306

Total comprehensive income	9,306	—	31,461	40,767
2017 final dividend	—	—	(11,293)	(11,293)
2018 interim dividend	—	—	(11,785)	(11,785)
Disposal of investments in equity instruments at FVTOCI	—	—	(14)	(14)

Balance at 31 December 2018	(6,471)	5,558	151,539 *	150,626

*	As at 31 December 2018, the distributable retained earnings of the Company amounted to approximately RMB151,539 million (2017: RMB143,170 million).

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 21 March 2019.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2018, 2017 and 2016, approximately 69%, 65% and 60%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee (the “RMC”), which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 35 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America (excluding Canada)				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic Oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic Oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)
Consolidated entities
31 December 2015	1,431	5,355	60	846	15	389	167	—	—	119	815	—	239	275	—	—	2	—	102	9	2,015	6,993	815	—

Purchase/(Disposal) of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	1	—	—
Discoveries and extensions	167	897	—	—	—	—	1	—	—	—	7	—	36	75	—	—	—	—	—	—	203	972	7	—
Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	—	—	(18)	(8)	(7)	(18)	(47)	—	—	—	—	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	—	—	—	(101)	(514)	7	3	45	—	—	—	—	14	11	171	(70)	(514)	7

31 December 2016	1,446	5,844	77	852	12	333	138	—	—	—	301	—	260	350	—	—	1	—	81	7	2,015	7,486	301	—

Purchase/(Disposal) of reserves	3	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	1	—	—
Discoveries and extensions	112	250	—	—	—	—	—	—	—	—	162	10	37	68	—	—	78	—	4	—	232	318	162	10
Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	—	—	(14)	(6)	(15)	(17)	(48)	—	—	—	—	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	—	(1)	26	—	—	38	330	123	2	52	—	—	—	—	38	7	405	158	330	123

31 December 2017	1,627	5,911	70	885	11	297	137	—	—	24	786	118	282	421	—	—	80	—	88	5	2,295	7.543	786	118

Purchase/(Disposal) of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries and extensions	213	519	—	—	—	—	1	—	—	—	13	1	28	47	—	—	—	—	11	3	253	570	13	1
Improved Recovery	—	4	—	—	—	—	—	—	—	—	—	—	5	1	—	—	—	—	—	—	5	5	—	—
Production	(257)	(305)	(22)	(60)	(2)	(41)	(22)	—	—	(13)	(6)	(17)	(19)	(46)	—	—	(1)	—	(27)	(6)	(350)	(470)	(6)	(17)
Revisions of prior estimates	200	(21)	6	17	—	23	(2)	—	—	(11)	4	(14)	(32)	(32)	—	—	1	—	38	5	211	(20)	4	(14)

31 December 2018	1,783	6,108	54	842	9	280	114	—	—	—	796	88	263	391	—	—	79	—	111	7	2,414	7,627	796	88

Enterprise’s share of equity method investees:
31 December 2015	1	6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	199	570	—	—	200	577	—	—
Purchase/(Disposal) of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	33	—	—	5	35	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—	—	2	—	—
Production	—	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(55)	—	—	(8)	(57)	—	—
Revisions of prior estimates	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	17	—	—	(2)	18	—	—

31 December 2016	1	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	567	—	—	195	574	—	—

Purchase/(Disposal) of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	140	—	—	49	140	—	—
Discoveries and extensions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8	34	—	—	8	34	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	23	—	—	1	23	—	—
Production	—	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(52)	—	—	(8)	(53)	—	—
Revisions of prior estimates	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(11)	—	—	—	(11)	—	—

31 December 2017	1	6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	244	701	—	—	245	707	—	—

Purchase/(Disposal) of reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	36	—	—	11	36	—	—
Improved Recovery	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	2	—	—
Production	—	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(62)	—	—	(10)	(63)	—	—
Revisions of prior estimates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12	(19)	—	—	12	(19)	—	—

31 December 2018	1	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	258	657	—	—	258	661	—	—

Total consolidated and equity Interests in reserves
31 December 2016	1,446	5,850	77	952	12	333	138	—	—	—	301	—	260	350	—	—	196	567	81	7	2,211	8,060	301	—
31 December 2017	1,628	5,916	70	885	11	297	137	—	—	24	786	118	282	421	—	—	324	701	88	5	2,540	8,250	786	118
31 December 2018	1,784	6,112	54	842	9	280	114	—	—	—	796	88	263	391	—	—	337	657	111	7	2,672	796	88

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)
Consolidated entities
31 December 2016	815	1,623	51	618	10	268	41	—	—	—	156	—	88	219	1	—	81	7	1,086	2,734	156	—
31 December 2017	893	1,574	35	558	8	230	37	—	—	24	142	46	123	278	1	—	84	5	1,182	2,669	142	46
31 December 2018	902	1,544	25	531	8	260	102	—	—	—	136	—	143	275	1	—	98	3	1,279	2,614	136	—
Enterprise’s share of equity method investees:
31 December 2016	1	7	—	—	—	—	—	—	—	—	—	—	—	—	102	431	—	—	103	438	—	—
31 December 2017	1	6	—	—	—	—	—	—	—	—	—	—	—	—	133	533	—	—	133	539	—	—
31 December 2018	—	5	—	—	—	—	—	—	—	—	—	—	—	—	135	486	—	—	136	491	—	—

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)
Consolidated entities
31 December 2016	631	4,221	26	334	2	66	97	—	—	—	145	—	173	131	—	—	—	—	929	4,752	145	—
31 December 2017	734	4,336	35	327	2	68	100	—	—	—	644	72	159	143	78	—	5	—	1,113	4,875	644	72
31 December 2018	882	4,564	29	310	—	20	11	—	—	—	660	88	120	116	78	—	13	4	1,135	5,013	660	88
Enterprise’s share of equity method investees:
31 December 2016	—	—	—	—	—	—	—	—	—	—	—	—	—	—	93	136	—	—	93	136	—	—
31 December 2017	—	—	—	—	—	—	—	—	—	—	—	—	—	—	111	168	—	—	111	168	—	—
31 December 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	122	171	—	—	122	171	—	—

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations

	2016 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	—	(139)	(384)	(239)	(234)	—	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	—	—	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and amortization, and impairment	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533
Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281
Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

	2016 Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	187	—	—	—	—	—	2,905	—	3,092
Operating expenses	(84)	—	—	—	—	—	(1,193)	—	(1,277)
Taxes other than income tax	(10)	—	—	—	—	—	(461)	—	(471)
Exploration expense	(10)	—	—	—	—	—	(196)	—	(206)
Accretion expense	(8)	—	—	—	—	—	(16)	—	(24)
Depreciation, depletion and amortization, and impairment	(133)	—	—	—	—	—	(1,994)	—	(2,127)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	(58)	—	—	—	—	—	(955)	—	(1,013)
Income tax expense	9	—	—	—	—	—	—	—	9

Result of operations	(49)	—	—	—	—	—	(955)	—	(1,004)

Total result of operations for producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2017 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	107,887	9,085	1,283	9,722	4,750	6,277	100	12,784	151,888
Operating expenses	(14,882)	(2,401)	(462)	(1,033)	(3,057)	(1,021)	(23)	(1,402)	(24,281)
Taxes other than income tax	(6,297)	—	(159)	(406)	(13)	(282)	—	(12)	(7,169)
Exploration expense	(3,737)	(11)	(7)	(83)	(818)	(714)	(223)	(1,303)	(6,896)
Accretion expense	(1,525)	—	—	(164)	(124)	(82)	—	(249)	(2,144)
Depreciation, depletion and amortization, and impairment	(33,737)	(1,363)	(142)	(17,863)	(3,851)	(5,889)	(23)	(6,605)	(69,473)
Special oil gain levy	(55)	—	—	—	—	—	—	—	(55)
	47,654	5,310	513	(9,827)	(3,113)	(1,711)	(169)	3,213	41,870
Income tax expense	(11,913)	(536)	(154)	341	1,070	(1,075)	4	(1,230)	(13,493)
Result of operations	35,741	4,774	359	(9,486)	(2,043)	(2,786)	(165)	1,983	28,377

	2017 Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	193	—	—	—	—	—	2,840	—	3,033
Operating expenses	(113)	—	—	—	—	—	(1,281)	—	(1,394)
Taxes other than income tax	(11)	—	—	—	—	—	(448)	—	(459)
Exploration expense	—	—	—	—	—	—	(6)	—	(6)
Accretion expense	(8)	—	—	—	—	—	(53)	—	(61)
Depreciation, depletion and amortization, and impairment	(132)	—	—	—	—	—	(1,330)	—	(1,462)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	(71)	—	—	—	—	—	(278)	—	(349)
Income tax expense	11	—	—	—	—	—	—	—	11
Result of operations	(60)	—	—	—	—	—	(278)	—	(338)
Total result of operations for producing activities	35,681	4,774	359	(9,486)	(2,043)	(2,786)	(443)	1,983	28,039

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(b)	Results of operations (continued)

	2018 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	134,993	12,567	1,567	10,025	4,690	8,573	529	12,928	185,872
Operating expenses	(14,870)	(2,098)	(438)	(933)	(3,183)	(1,221)	(198)	(1,327)	(24,268)
Taxes other than income tax	(7,823)	—	(192)	(359)	(155)	(438)	(89)	(16)	(9,072)
Exploration expense	(5,054)	(125)	(1)	(441)	(5,660)	(849)	(346)	(514)	(12,990)
Accretion expense	(1,935)	(3)	—	(133)	(150)	(93)	(2)	(244)	(2,560)
Depreciation, depletion and amortization, and impairment	(25,805)	(7,648)	(199)	(6,919)	(2,719)	(3,721)	(91)	(3,389)	(50,491)
Special oil gain levy	(2,599)	—	—	—	—	—	—	—	(2,599)
	76,907	2,693	737	1,240	(7,177)	2,251	(197)	7,438	83,892
Income tax expense	(19,227)	(1,292)	(221)	(621)	1,880	(137)	203	(3,022)	(22,437)
Result of operations	57,680	1,401	516	619	(5,297)	2,114	6	4,416	61,455

	2018 Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Net sales to customers	208	—	—	—	—	—	3,651	—	3,859
Operating expenses	(101)	—	—	—	—	—	(1,554)	—	(1,655)
Taxes other than income tax	(13)	—	—	—	—	—	(1,320)	—	(1,333)
Exploration expense	—	—	—	—	—	—	(22)	—	(22)
Accretion expense	(9)	—	—	—	—	—	(69)	—	(78)
Depreciation, depletion and amortization, and impairment	(132)	—	—	—	—	—	(11,877)	—	(12,009)
Special oil gain levy	—	—	—	—	—	—	—	—	—
	(47)	—	—	—	—	—	(11,191)	—	(11,238)
Income tax expense	—	—	—	—	—	—	—	—	—
Result of operations	(47)	—	—	—	—	—	(11,191)	—	(11,238)
Total result of operations for producing activities	57,633	1,401	516	619	(5,297)	2,114	(11,185)	4,416	50,217

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs

	2016 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation, depletion and amortization	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)
Net capitalized costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

	2016 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,129	—	—	—	—	—	34,667	—	36,796
Unproved oil and gas properties	—	—	—	—	—	—	5,645	—	5,645
Accumulated depreciation, depletion and amortization	(1,971)	—	—	—	—	—	(10,310)	—	(12,281)
Net capitalized costs	158	—	—	—	—	—	30,002	—	30,160

	2017 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	443,193	38,541	2,435	84,241	19,534	54,731	1,916	11,586	656,177
Unproved oil and gas properties	16,163	1,195	2	30,690	103,637	34,471	7,917	40,089	234,164
Accumulated depreciation, depletion and amortization	(299,171)	(26,786)	(1,480)	(64,047)	(27,894)	(31,835)	(942)	(40,350)	(492,505)
Net capitalized costs	160,185	12,950	957	50,884	95,277	57,367	8,891	11,325	397,836

	2017 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,159	—	—	—	—	—	33,227	—	35,386
Unproved oil and gas properties	—	—	—	—	—	—	4,743	—	4,743
Accumulated depreciation, depletion and amortization	(2,138)	—	—	—	—	—	(11,601)	—	(13,739)
Net capitalized costs	21	—	—	—	—	—	26,369	—	26,390

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(c)	Capitalized costs (continued)

	2018 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	471,242	46,634	2,558	101,050	50,554	64,875	3,856	20,402	761,171
Unproved oil and gas properties	18,908	1,645	2	27,835	77,824	35,502	9,471	33,519	204,706
Accumulated depreciation, depletion and amortization	(324,046)	(36,000)	(1,692)	(78,819)	(36,785)	(37,164)	(1,088)	(45,652)	(561,246)
Net capitalized costs	166,104	12,279	868	50,066	91,593	63,213	12,239	8,269	404,631

	2018 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,159	—	—	—	—	—	40,661	—	42,820
Unproved oil and gas properties	—	—	—	—	—	—	4,675	—	4,675
Accumulated depreciation, depletion and amortization	(2,100)	—	—	—	—	—	(13,956)	—	(16,056)
Net capitalized costs	59	—	—	—	—	—	31,380	—	31,439

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2016 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	6,243	8	37	225	303	642	1,588	305	9,351
Development costs*	14,420	3,549	—	12,701	1,610	6,476	219	538	39,513
Total costs incurred	20,663	3,557	37	12,926	1,913	7,118	1,807	843	48,864

	2016 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	10	—	—	—	—	—	222	—	232
Development costs*	—	—	—	—	—	—	1,833	—	1,833
Total costs incurred	10	—	—	—	—	—	2,055	—	2,065

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2017 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	7,933	46	7	329	64	275	1,143	767	10,564
Development costs*	16,360	4,001	—	9,180	2,353	8,310	1,052	913	42,169
Total costs incurred	24,293	4,047	7	9,509	2,417	8,585	2,195	1,680	52,733

	2017 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	59	—	59
Development costs*	2	—	—	—	—	—	2,822	—	2,824
Total costs incurred	2	—	—	—	—	—	2,881	—	2,883

	2018 Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	264	—	264
Exploration costs	10,075	181	1	357	246	178	846	531	12,415
Development costs*	26,801	6,158	—	8,263	463	7,117	2,215	176	51,193
Total costs incurred	36,876	6,339	1	8,620	709	7,295	3,325	707	63,872

	2018 Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	32	—	32
Development costs*	—	—	—	—	—	—	2,455	—	2,455
Total costs incurred	—	—	—	—	—	—	2,487	—	2,487

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

		2016 Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	858,295	63,639	10,553	34,626	90,596	75,151	327	23,410	1,156,597
Future production costs		(315,248)	(35,825)	(2,757)	(9,273)	(69,337)	(18,499)	(220)	(7,606)	(458,765)
Future development costs	(2)	(160,725)	(8,222)	(2,175)	(17,687)	(7,202)	(21,364)	(43)	(8,267)	(225,685)
Future income taxes		(60,468)	(4,611)	(1,371)	—	—	—	(86)	(2,091)	(68,627)

Future net cash flows	(3)	321,854	14,981	4,250	7,666	14,057	35,288	(22)	5,446	403,520
10% discount factor		(139,345)	(5,753)	(1,165)	(3,718)	(9,727)	(20,380)	(3)	196	(179,895)

Standardised measure of discounted future net cash flows		182,509	9,228	3,085	3,948	4,330	14,908	(25)	5,642	223,625

		2016 Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,801	—	—	—	—	—	68,573	—	70,374
Future production costs		(1,074)	—	—	—	—	—	(27,179)	—	(28,253)
Future development costs	(2)	(547)	—	—	—	—	—	(9,113)	—	(9,660)
Future income taxes		—	—	—	—	—	—	(11,292)	—	(11,292)
Future net cash flows	(3)	180	—	—	—	—	—	20,989	—	21,169
10% discount factor		114	—	—	—	—	—	(11,412)	—	(11,298)
Standardised measure of discounted future net cash flows		294	—	—	—	—	—	9,577	—	9,871
Total standardised measure of discounted net cash flow		182,803	9,228	3,085	3,948	4,330	14,908	9,552	5,642	233,496

2016

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

		2017 Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	856,256	50,074	10,163	24,917	299,553	97,944	27,183	30,636	1,396,726
Future production costs		(316,050)	(22,714)	(2,589)	(1,394)	(222,849)	(42,432)	(12,435)	(11,422)	(631,885)
Future development costs	(2)	(157,966)	(4,134)	(1,825)	(1,593)	(42,844)	(18,495)	(5,938)	(7,685)	(240,480)
Future income taxes		(64,232)	(6,535)	(1,450)	—	—	—	(2,157)	(3,856)	(78,230)

Future net cash flows	(3)	318,008	16,691	4,299	21,930	33,860	37,017	6,653	7,673	446,131
10% discount factor		(142,001)	(6,014)	(1,090)	(4,860)	(28,254)	(18,369)	(3,290)	(349)	(204,227)

Standardised measure of discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

		2017 Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,581	—	—	—	—	—	90,964	—	92,545
Future production costs		(985)	—	—	—	—	—	(35,472)	—	(36,457)
Future development costs	(2)	—	—	—	—	—	—	(11,342)	—	(11,342)
Future income taxes		—	—	—	—	—	—	(15,446)	—	(15,446)

Future net cash flows	(3)	596	—	—	—	—	—	28,704	—	29,300
10% discount factor		(364)	—	—	—	—	—	(15,594)	—	(15,958)

Standardised measure of discounted future net cash flows		232	—	—	—	—	—	13,110	—	13,342

Total standardised measure of discounted net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

		2018 Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,265,804	56,121	10,388	53,962	339,668	125,898	38,104	53,669	1,943,614
Future production costs		(435,664)	(23,068)	(2,576)	(10,929)	(227,445)	(51,544)	(14,271)	(18,333)	(783,830)
Future development costs	(2)	(233,501)	(3,990)	(1,792)	(8,373)	(43,197)	(15,186)	(6,539)	(8,939)	(321,517)
Future income taxes		(118,666)	(9,665)	(1,507)	(4,895)	—	(5,537)	(1,616)	(9,882)	(151,768)

Future net cash flows	(3)	477,973	19,398	4,513	29,765	69,026	53,631	15,678	16,515	686,499
10% discount factor		(174,025)	(7,780)	(1,044)	(4,375)	(52,665)	(20,690)	(6,481)	(3,364)	(270,424)

Standardised measure of discounted future net cash flows		303,948	11,618	3,469	25,390	16,361	32,941	9,197	13,151	416,075

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

		2018 Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	509	—	—	—	—	—	116,334	—	116,843
Future production costs		(282)	—	—	—	—	—	(39,352)	—	(39,634)
Future development costs	(2)	(174)	—	—	—	—	—	(12,577)	—	(12,751)
Future income taxes		—	—	—	—	—	—	(14,202)	—	(14,202)

Future net cash flows	(3)	53	—	—	—	—	—	50,203	—	50,256
10% discount factor		36	—	—	—	—	—	(27,336)	—	(27,300)

Standardised measure of discounted future net cash flows		89	—	—	—	—	—	22,867	—	22,956

Total standardised measure of discounted net cash flow		304,037	11,618	3,469	25,390	16,361	32,941	32,064	13,151	439,031

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2016
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery,
net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase of properties	15	—	15
Changes in timing and other	44,313	(2,157)	42,156
Standardised measure, end of year	223,625	9,872	233,497

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2018

(All amounts expressed in millions of Renminbi unless otherwise stated)

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2017
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery,
net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)

Standardised measure, end of year	241,904	13,341	255,245

	2018
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee
Standardised measure, beginning of year	241,904	13,341	255,245
Sales of production, net of royalties and production costs	(152,494)	(872)	(153,366)
Net change in prices, net of royalties and production costs	210,479	5,771	216,250
Extensions discoveries and improved recovery,
net of related future costs	65,730	1,743	67,473
Change in estimated future development costs	(73,551)	(1,754)	(75,305)
Development costs incurred during the year	50,833	2,552	53,385
Revisions in quantity estimates	38,365	850	39,215
Accretion of discount	30,145	2,142	32,287
Net change in income taxes	(51,384)	941	(50,443)
Purchase of properties	—	—	—
Changes in timing and other	56,048	(1,758)	54,290

Standardised measure, end of year	416,075	22,956	439,031

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2019, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2018.

2	To declare a final dividend for the year ended 31 December 2018.

3	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company:

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director- General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed the Remuneration Committee of the Company. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Notice of Annual General Meeting

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined CNPC in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. From May 2017 to June 2018, he served as the Chairman of a subsidiary of the Company, CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Xu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Future Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non- executive director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an independent non-executive director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Notice of Annual General Meeting

Mr. Chiu has served as an Independent Non- executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed in the 2018 annual report of the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,00 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Association of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(Ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

Notice of Annual General Meeting

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue ( as hereinafter defined);

(iI)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or s imilar arrangement providing for the al lotment of shares in l ieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Association of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the Share Issue Mandate to issue (i) securities convertible into new Shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new Shares or securities convertible into new Shares for cash consideration.

Notice of Annual General Meeting

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 4 April 2019

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

Notice of Annual General Meeting

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 20 May 2019 (Monday) to 23 May 2019 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 17 May 2019 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 10 June 2019 (Monday) to 14 June 2019 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certifi must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2019 (Thursday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2018 AGM and anticipates providing similar such notices for each successive year.

Glossary

API

The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat

A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well

An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business

Oil and gas exploration, development, production and sales

FPSO

Floating, Production, Storage and Offloading vessel

LNG

Liquefied Natural Gas

Proved Reserves

Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC

Production sharing contract

Reserve replacement ratio

For a given year, total additions to proved reserves divided by production during the year

VOLUME ACRONYMS

Bbl

Barrel

Bcf

Billion cubic feet

BOE

Barrels-of-oil-equivalent

Mbbls

Thousand barrels

Mboe

Thousand barrels of equivalent

Mcf

Thousand cubic feet

Mmboe

Million barrels-of-oil equivalent

Mmbbls

Million barrels

Mmcf

Million cubic feet

Note:	In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES, Madura and Tangguh projects in Indonesia in Asia, and Wenchang 9-2/9-3/10-3 and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Company Information

Board of Directors:

Executive Directors

Yuan Guangyu	(CEO)
Xu Keqiang	(President)

Non-executive Directors

Yang Hua	(Chairman)
Wang Dongjin	(Vice Chairman)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Audit Committee

Tse Hau Yin, Aloysius (Chairman and Financial Expert)

Chiu Sung Hong

Lawrence J. Lau

Nomination Committee

Yang Hua (Chairman)

Lawrence J. Lau

Kevin G. Lynch

Remuneration Committee

Chiu Sung Hong (Chairman)

Tse Hau Yin, Aloysius

Wang Dongjin

Other Members of the Senior Management

Xie Yuhong	(Executive Vice President)
Cao Xinjian	(Executive Vice President)
Xie Weizhi	(Chief Financial Officer)
Zhang Guohua	(Senior Vice President)
Deng Yunhua	(Deputy Chief Exploration Engineer)
Liu Zaisheng	(Vice President)
Wu Xiaonan	(General Counsel, Compliance Officer)

Joint Company Secretary

Wu Xiaonan

Tsue Sik Yu, May

Principal Bankers:

Bank of China

Industrial and Commercial Bank of China

China Construction Bank

Bank of China (Hong Kong) Limited

Citi Bank, N.A.

Bank of America

Hong Kong Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor

Hopewell Center

183 Queen’s Road East

Wan Chai

Hong Kong

ADS Depositary:

JPMorgan Chase Bank, N.A.

383 Madison Ave, Floor 11

New York, NY 10179

United States of America

Symbol and stock code:

NYSE: CEO

HKSE: 00883

TSX: CNU

Investor Relations:

Tel: (8610) 8452 2973

Fax: (8610) 8452 1441

E-mail: ir@cnooc.com.cn

Media/Public Relations:

Tel: (8610) 8452 3404

Fax: (8610) 8452 1441

E-mail: mr@cnooc.com.cn

Registered Office:

65/F, Bank of China Tower, 1 Garden Road, Hong Kong

Tel: (852) 2213 2500

Fax: (852) 2525 9322

Beijing Office:

CNOOC Tower, No.25 Chaoyangmen Beidajie,

Beijing, China

Zip Code: 100010

Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2019, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2018.

2.	To declare a final dividend for the year ended 31 December 2018.

3.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company:

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From

1

May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of China National Offshore Oil Corporation (“CNOOC”). In October 2018, Mr. Wang was appointed as President of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined CNPC in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. From May 2017 to June 2018, he served

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as the Chairman of a subsidiary of the Company, CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Xu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Future Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non-executive director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an independent non-executive director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

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Mr. Chiu has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed in the 2018 annual report of the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,00 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Association of the Company, be and is hereby generally and unconditionally approved;

4

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

5

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Association of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the Share Issue Mandate to issue (i) securities convertible into new Shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new Shares or securities convertible into new Shares for cash consideration.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this

6

resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 4 April 2019

Registered office:

65th Floor,

Bank of China Tower,
1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

7

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 20 May 2019 (Monday) to 23 May 2019 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 17 May 2019 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 10 June 2019 (Monday) to 14 June 2019 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2019 (Thursday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

8

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2018 AGM and anticipates providing similar such notices for each successive year.

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors

Yang Hua (Chairman)

Wang Dongjin (Vice Chairman)

9

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES
AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 23 May 2019 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 141 to 146 of the annual report of the Company for the year ended 31 December 2018 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if you do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

4 April 2019

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Executive Directors:

Yuan Guangyu

Xu Keqiang

Non-executive Directors:

Yang Hua (Chairman)

Wang Dongjin (Vice Chairman)

Independent Non-executive Directors:

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong

4 April 2019

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND
BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue Shares and buy back Shares (as defined hereinafter) and the re-election of retiring directors at the annual general meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2019 at 3:00p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the number of issued shares of the Company.

LETTER FROM THE BOARD

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

At the annual general meeting of the Company held on 31 May 2018, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate number of which shall not exceed 10% of the total number of issued shares of the Company as at 31 May 2018; (ii) to issue, allot and deal with additional Shares the aggregate number of which shall not exceed 20% of the total number of issued shares of the Company as at 31 May 2018; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the aggregate number of which shall not exceed the aggregate number of Shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at 31 May 2018 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue shares and buy back Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 27 March 2019, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Mr. Wang Dongjin, Mr. Xu Keqiang and Mr. Chiu Sung Hong will retire from office at the Annual General Meeting and, being eligible for re-election. Mr. Wang Dongjin, Mr. Xu Keqiang and Mr. Chiu Sung Hong have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

Mr. Chiu Sung Hong (“Mr. Chiu”), who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and be eligible for re-election at the forthcoming Annual General Meeting of the Company to be held on 23 May 2019. Mr. Chiu has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Chiu has always contributed objectively in advising the Board and the senior management, expressing objective views, and giving valuable independent guidance to the Company in his capacity as Independent Non-executive Director over the years. He is currently the chairman of the Remuneration Committee and a

LETTER FROM THE BOARD

member of the Audit Committee, and served as the chairman of the independent board committee in connection several times with the connected transactions entered into by the Company and its subsidiaries. Mr. Chiu has been continuously demonstrating firm commitments to his role. Mr. Chiu always places great importance on high standards of corporate governance. Due to his legal background and experience, Mr. Chiu is able to provide valuable and useful advices and guidance to the Company in areas such as legal compliance, employment issues and commercial laws and etc.. Mr. Chiu has never been engaged in any executive management of the Group. The Board has received from Mr. Chiu a confirmation of independence according to Rule 3.13 of the Listing Rules. Taking into consideration of the above and the independent natures of Mr. Chiu’s role and duties in the past years, the Board, with the recommendation of the Nomination Committee of the Company, considers that the long service of Mr. Chiu would not diminish his independence and affect his exercise of independent judgment and his continuous tenure brings considerable benefits and stability to the management and operation of the Group, and therefore considers Mr. Chiu to be independent and recommends Mr. Chiu to be re-elected.

In determining to propose Mr. Chiu to be re-elected as an Independent Non-executive Directors of the Company, the Nomination Committee of the Company and the Board reviewed the biography and qualifications of Mr. Chiu, his past performance and the independence confirmations pursuant to Rule 3.13 of the Listing Rules, and assessed his suitability to be re-elected at the Annual General Meeting based on his reputation for integrity, legal knowledge and background, extensive experience in legal practice, his past contribution to the Company, his commitment in respect of available time and his international exposure by virtue of him being studied and have over thirty years’ experience in legal profession in Australia having regard to the board diversity policy adopted by the Board. Both the Nomination Committee of the Company and the Board are satisfied that Mr. Chiu has the required character, integrity, experience and independence to continue fulfilling the role of Independent Non-executive Director. Further, given Mr. Chiu’s extensive legal knowledge, expertise and experience, the Board considers the re-election of Mr. Chiu as Independent Non-executive Director is in the best interest of the Company and the Shareholders as a whole. Being the member of the Board who possesses extensive legal knowledge and experience, the Board also considers that Mr. Chiu’s legal professional knowledge and experience contributes to the diversity of the Board.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 141 to 146 of the annual report of the Company for the year ended 31 December 2018 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

LETTER FROM THE BOARD

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue and buy back Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
CNOOC Limited Yang Hua
Chairman

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and an unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of total number of issued Shares as at the date of passing the resolution.

Shareholders should note that the Share Buy-back Mandate covers buy-backs made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied, whichever occurs first.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) has a present intention, in the event that the Share Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are core connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is granted by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Share Buy-back Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-backs

The Directors consider that the Share Buy-back Mandate will provide the Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue of Shares made for the purpose of the buy-back to the extent permissible under the Companies Ordinance.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2018 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to be carried out in full at any time during the proposed buy-back period. No buy-back would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

No share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$
2018
April	13.24	10.94
May	14.52	12.78
June	13.70	12.34
July	13.32	12.30
August	13.88	11.98
September	15.50	13.42
October	15.64	13.18
November	14.16	12.52
December	13.84	11.68

2019
January	13.12	11.32
February	14.04	12.88
March (up to the Latest Practicable Date)	14.36	13.24

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 23 May 2019, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2018.

2.	To declare a final dividend for the year ended 31 December 2018.

3.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company:

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of China National Offshore Oil Corporation (“CNOOC”). In October 2018, Mr. Wang was appointed as President of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wang has been appointed as the Vice Chairman of the Company with effect from 5 December 2018.

Save as aforesaid, Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the SFO.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Under the service agreement between the Company and Mr. Wang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined CNPC in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. From May 2017 to June 2018, he served as the Chairman of a subsidiary of the Company, CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Xu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Future Ordinance (Cap. 571) (the “SFO”).

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an independent non-executive director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an independent non-executive director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Save as disclosed in the 2018 annual report of the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,00 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Association of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Association of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the Share Issue Mandate to issue (i) securities convertible into new Shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new Shares or securities convertible into new Shares for cash consideration.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited Wu Xiaonan
Joint Company Secretary

Hong Kong, 4 April 2019

Registered office:

65th Floor,

Bank of China Tower,
1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 20 May 2019 (Monday) to 23 May 2019 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 17 May 2019 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 10 June 2019 (Monday) to 14 June 2019 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6 June 2019 (Thursday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2018 AGM and anticipates providing similar such notices for each successive year.

Exhibit 99.4

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 23 May 2019

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2019 at 3:00 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)

Full	Name	No. of Shares (Note 3)
Full	Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2018.
A2.	To declare a final dividend for the year ended 31 December 2018.
A3.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company.
A4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company.
A5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*

*	The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/ her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTIFICATION LETTER    通  知  信  函

4 April 2019

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 3:00 p.m. on Thursday, 23 May 2019 at Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Ms. Wu Xiaonan

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國海洋石油有限公司（「本公司」）
－ 年報、說明函件、股東周年大會通告及委任表格（「本次公司通訊文件」）之發佈通知

本公司之股東周年大會將於 2019 年 5 月 23 日星期四下午三時假座香港中環法院道太古廣場港島香格里拉大酒店舉行。本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「定期報告」和/或「公告」項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
武小楠
謹啟

2019 年 4 月 4 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-04042019-1(21)

Request Form

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

(Please mark ONLY ONE（X）of the following boxes)

☐	to receive the printed English version of all Corporate Communications ONLY; OR

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR

☐	to receive both printed English and Chinese versions of all Corporate Communications.

Contact telephone number	Signature(s)

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